As filed with the Securities and Exchange Commission on May 1, 2002.
Registration No. 333-86880

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to
Form S-3

REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933
Advanced Neuromodulation Systems, Inc.
(Exact name of registrant as specified in its charter)

Texas	75-1646002
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6501 Windcrest Drive, Suite 100

Plano, Texas 75024
(972) 309-8000
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Christopher G. Chavez

President and Chief Executive Officer
6501 Windcrest Drive, Suite 100
Plano, Texas 75024
(972) 309-8000
(Name, address, and telephone number,
including area code, of agent for service)

Copies to:

Laura M. Kalesnik Morgan A. Ryder Hughes & Luce, LLP 1717 Main Street, Suite 2800 Dallas, TX 75201 (214) 939-5500	David B. Miller W. Morgan Burns Faegre & Benson LLP 2200 Wells Fargo Center Minneapolis, MN 55402 (612) 766-7000

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:    ☐

          The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated May 1, 2002

2,500,000 Shares
ADVANCED NEUROMODULATION SYSTEMS, INC.
Common Stock $ per share

•	Advanced Neuromodulation Systems, Inc. is offering 2,500,000 shares.

•	Trading symbol on the Nasdaq National Market — ANSI

•	On April 30, 2002, the last reported sale price of our common stock was $30.97 per share.

This investment involves risk. See “Risk Factors” beginning on page 6.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds to Advanced Neuromodulation Systems	$	$

The underwriters have a 30-day option to purchase up to 375,000 additional shares of common stock to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved of anyone’s investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

U.S. Bancorp Piper Jaffray

CIBC World Markets

Gerard Klauer Mattison

The date of this prospectus is                     , 2002.

Genesis
IPG Neurostimulation System
Renew
RF Neurostimulation System
AccuRx
Drup Pump System
ANS
Genesis
ANS
ANS
3416
ANS

ANS

LIFE GETS BETTER

SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL SHAREHOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
PART II. INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution.
Item 15. Indemnification of Directors and Officers.
Item 16. Exhibits.
Item 17. Undertakings.
SIGNATURES
POWER OF ATTORNEY
INDEX TO EXHIBITS
EX-23.2 Consent of Ernst & Young LLP

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

i

[THIS PAGE INTENTIONALLY LEFT BLANK]

SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus, the financial statements and other information incorporated by reference into this prospectus.

Our Business

We design, develop, manufacture and market advanced implantable neuromodulation devices that improve the quality of life for people suffering from chronic pain. Neuromodulation devices include implantable neurostimulation devices, which deliver electric current directly to targeted nerves, and implantable drug pumps, which deliver small, precisely controlled doses of drugs directly to targeted sites within the body. Our products utilize innovative technologies that offer advanced programming features, user-friendly interfaces and smaller implanted devices, resulting in greater patient comfort.

We market our products to physicians who specialize in managing chronic pain. We define chronic pain as pain that persists or recurs for more than six months, is resistant to conservative therapies and significantly restricts a patient’s normal activities. There are approximately 3,000 pain management specialists in the U.S., 80% of whom are anesthesiologists and 20% of whom are neurosurgeons or orthopedic surgeons, and the number of pain management specialists is growing steadily.

The use of neuromodulation systems is growing rapidly. According to an independent industry study, the worldwide market for neuromodulation products was approximately $525 million in 2001, up 21% from the previous year. This study estimates that the worldwide market will grow to approximately $1.1 billion by 2005, based solely on treatment indications currently approved in the U.S. for neuromodulation products. Furthermore, based on this industry study and our experience with pain management specialists, we believe the chronic pain portion of the neuromodulation market is severely underpenetrated. Although at least three million chronic pain sufferers worldwide may benefit from neuromodulation therapies, only about 50,000 patients in 2001, or less than 2% of the potential chronic pain market, were implanted with neurostimulation systems or drug pumps.

The primary factors driving the rapid growth of the neuromodulation market include the following:

•	Increased physician and patient awareness of the benefits of neuromodulation;

•	Expanded indications for the use of neuromodulation products;

•	Technological advances in neuromodulation products; and

•	Patients’ increased focus on quality of life.

Our principal product in 2001 was Renew®, our latest generation radio-frequency (RF) spinal cord stimulation system, which utilizes an external power source. We have sold Renew in the U.S. since June 1999 for treatment of chronic pain of the trunk and limbs. Renew’s advanced features effectively manage complex and multi-extremity pain patterns and provide pain management specialists with significant programming flexibility.

On November 21, 2001, the U.S. Food and Drug Administration (FDA) approved our GenesisTM totally implantable pulse generator (IPG) spinal cord stimulation system. We began selling Genesis in Europe in the first quarter of 2001 and in the U.S. and Australia in January 2002 for treatment of chronic pain of the trunk and limbs. Genesis enables us to participate fully in the implantable neurostimulation market for the treatment of chronic pain. According to an independent industry study, the market for IPGs is four times larger than the market for RF stimulation products. We believe that Genesis offers a superior size-to-function ratio, greater patient comfort, more flexibility in addressing different pain patterns and other technological advances, which provide us with a competitive advantage.

We began selling our AccuRx® fully implantable constant rate drug pump in certain international markets in the second quarter of 2001, and are currently conducting clinical trials of AccuRx in the U.S. under an Investigational Device Exemption (IDE). AccuRx is smaller than the other constant rate drug pumps currently on the market, and it incorporates a new polymeric diaphragm technology that makes it more precise under varying conditions than other constant rate drug pumps.

Our Hi-tronics Designs, Inc. (HDI) subsidiary designs and manufactures medical devices for us, and for other companies on an original equipment manufacturer (O.E.M.) basis. HDI’s core strength is in developing highly-sophisticated electromechanical devices featuring electronic circuits with very low power requirements.

Our objective is to be a leading provider of a full line of innovative neuromodulation devices for the management of chronic pain and nervous system disorders. To achieve this objective, we intend to pursue the following business strategies:

•	Expand our presence in the chronic pain market;

•	Pursue regulatory approvals for new treatment indications;

•	Continue to build and expand our technology leadership; and

•	Evaluate and pursue acquisitions and strategic alliances.

Corporate Information

We have been involved in the medical device business since 1979, and in the neuromodulation industry since 1995. We are a Texas corporation.

This prospectus contains references to our trademarks AccuRx®, Advanced Neuromodulation Systems®, ANS & Design®, PainDoc®, Renew®, GenesisTM and Life Gets BetterTM. All other trademarks that we refer to in this prospectus are the property of their respective owners.

In this prospectus, when we refer to “ANS,” “we,” “us” and “our,” unless the context requires otherwise, we mean Advanced Neuromodulation Systems, Inc. and our wholly-owned Hi-tronics Designs, Inc. subsidiary.

Office and Web Site Location

Our executive offices are located at 6501 Windcrest Drive, Plano, Texas 75024. Our telephone number at this location is (972) 309-8000. Our Internet address is www.ans-medical.com. The information contained on our web site is not a part of this prospectus.

The Offering

Common Stock offered by us	2,500,000 shares

Common stock to be outstanding after this offering	11,248,265 shares

Assumed offering price	$30.97 per share

Use of proceeds	We intend to use the net proceeds from this offering to expand our sales and marketing resources, fund future product development, pursue regulatory approvals, and invest in acquisitions of technologies, products and other companies, as well as for working capital and other general corporate purposes.

Nasdaq National Market symbol	ANSI

The number of shares of common stock to be outstanding after this offering excludes 1,994,528 shares of our common stock that we may issue upon the exercise of options outstanding as of April 30, 2002, at a weighted average exercise price of $13.44, and 32,334 shares of our common stock reserved for issuance under our stock option plans.

Except as otherwise noted, all information in this prospectus assumes the underwriters do not exercise their over-allotment option.

Summary Financial Data

(in thousands, except per share data)

				Three Months Ended
	Year Ended December 31,			March 31,

	1999	2000	2001	2001	2002

				(unaudited)
Statement of Income Data:
Net revenue	$26,879	$31,827	$37,916	$8,341	$11,473
Net revenue-contract research and development(1)	8,900	—	—	—	—

Total net revenue	35,779	31,827	37,916	8,341	11,473
Gross profit	23,852	17,127	22,241	4,768	6,958
Operating expenses:
Sales and marketing	6,290	6,851	9,056	2,057	2,896
Research and development	4,097	3,854	4,928	1,148	1,293
General and administrative	3,808	4,243	3,958	918	1,302
Amortization of other intangibles	631	677	933	173	228
Amortization of goodwill	557	557	557	139	—

Income from operations	8,469	945	2,809	333	1,239
Other income (expense):
Acquisition related costs	—	—	(484)	(484)	—
Interest expense	(147)	(59)	(24)	(10)	(4)
Investment and other income, net	834	605	482	148	73

Income (loss) before income taxes	9,156	1,491	2,783	(13)	1,308
Income taxes (benefit)	3,339	659	1,265	(7)	471

Net income (loss)	$5,817	$832	$1,518	$(6)	$837

Net income (loss) per share:
Basic	$.67	$.10	$.17	$(.00)	$.09

Diluted	$.64	$.09	$.15	$(.00)	$.08

Shares used in calculation:
Basic	8,680	8,507	8,927	8,895	9,108
Diluted	9,105	9,399	9,917	8,895	10,293

(1)	Reflects payments in connection with our former agreement with Sofamor Danek. See Note 12 to our consolidated financial statements.

In the “As Adjusted” column of the consolidated balance sheet data below, we have adjusted the balance sheet data as of March 31, 2002 to give effect to our receipt of the estimated net proceeds of $72.2 million from the sale of 2,500,000 shares of common stock we are offering for sale under this prospectus at an assumed public offering price of $30.97 per share (the last reported sale price for the common stock on April 30, 2002, as reported on the Nasdaq National Market) and the application of these proceeds as set forth under the caption “Use of Proceeds.”

	As of March 31, 2002

	Actual	As Adjusted

	(in thousands)
	(unaudited)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$10,819	$82,982
Working capital	26,927	99,090
Total assets	56,049	128,212
Total debt, including current portion	177	177
Total stockholders’ equity	48,582	120,745

RISK FACTORS

You should carefully consider the following risk factors before you decide to buy our common stock. You should also consider the other information in this prospectus. If any of these risks actually occur, our business, financial condition, operating results or cash flows could be materially adversely affected. This could cause the trading price of our common stock to decline, and you could lose part or all of your investment.

Risks Related to Our Business

Failure of our Genesis IPG to gain market acceptance would adversely affect our revenue growth and profitability.

We formally introduced our Genesis IPG system in the U.S. in January 2002. We believe that the size and potential for growth of the IPG portion of the neurostimulation market is greater than in the RF portion. Accordingly, our ability to generate increased revenue and profitability, and thus our general success, will depend, in large part, on the market’s acceptance of our new IPG system. As a new entrant into the IPG portion of the market, there are many reasons we might not achieve market acceptance on a timely basis, if at all, including the following:

•	competing products, technologies and therapies are available, and others may be introduced that gain greater and faster physician and patient acceptance than our IPG system; and

•	our only competitor in the IPG market has had its IPG product on the market for some time and enjoys significant brand awareness and other advantages among pain management specialists.

If the IPG portion of the neurostimulation market grows at a faster rate than the RF portion, our failure to successfully market and sell our IPG system could negatively affect our revenue growth and profitability.

Because our main competitor has significantly greater resources than we do and new competitors may enter the neuromodulation market, it may be difficult for us to compete in this market.

The medical device market is highly competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. Medtronic, Inc. is one of the largest competitors in the medical device sector, and is currently our sole competitor in the neurostimulation market and our largest competitor in the implantable drug pump market. Medtronic is a large publicly-traded company and enjoys several competitive advantages over us, including:

•	substantially greater name recognition;

•	greater resources for product research and development, sales and marketing, distribution, patent protection and pursuing regulatory approvals;

•	a greater number of established relationships with health care professionals and third-party payors; and

•	multiple product lines and the ability to bundle products together or offer discounts, rebates or other incentives to secure a competitive advantage.

Medtronic will continue to develop new products that compete directly with our products, and its greater resources may allow it to respond more quickly to new technologies, new treatment indications or changes in customer requirements. Further, we generally price our products at a premium to those of Medtronic. Additionally, because the neuromodulation market is a high growth-potential market, other companies may attempt to bring new products or therapies into this market. For all of these reasons, we may not be able to compete successfully against Medtronic or against future competitors.

If pain management specialists do not recommend and endorse our products, our sales could be negatively impacted and we may be unable to increase our revenues and profitability.

Our products are based on evolving concepts and techniques in pain management. Acceptance of our products depends on educating the medical community as to the distinctive features, benefits, clinical efficacy, safety and cost-effectiveness of our products compared to alternative therapies and competing products, and on training pain management specialists in the proper use of our products. To sell our products, we must successfully educate and train pain management specialists so that they will understand our products and feel comfortable recommending and endorsing them. We may not be able to accomplish this, and even if we are successful in educating and training pain management specialists, there is no guarantee that we will obtain their recommendations and endorsements.

The launch of Genesis and other market factors could impede growth in or reduce sales of Renew, which would adversely affect our revenues and profitability.

Our Genesis IPG system is currently the newest neurostimulation product on the market. Although Genesis and our Renew RF System are targeted towards patients with different types of pain and Genesis is not intended to replace Renew in the neurostimulation market, some pain management specialists may recommend Genesis to their patients when they would have otherwise recommended Renew, and, consequently, Genesis may “cannibalize” or substitute for some sales of Renew. Further, we believe our principal market competitor has chosen to emphasize IPG as the therapy of choice in the neurostimulation market. These factors could lead to a slowdown in growth, or a reduction, in sales of Renew and similar RF-based neurostimulation products. Although Renew and Genesis are targeted for different patients, sales growth of Renew has slowed since the launch of Genesis. If Renew sales growth continues to slow or sales are reduced, and we do not gain enough market share through IPG sales to compensate for these reduced sales, our revenues and profitability will be adversely affected.

If patients choose less invasive or less expensive alternatives to our products, our sales could be negatively impacted.

We sell medical devices for invasive and minimally-invasive surgical procedures. Patient acceptance of our products depends on a number of factors, including device and associated procedure costs, the failure of less invasive therapies to help the patient, the degree of invasiveness involved in the procedures used to implant our products, the rate and severity of complications from the procedures used to implant our products and any adverse side effects caused by the implanting of our products. If patients choose to use existing less invasive or less expensive alternatives to our products, or if effective new alternatives are developed, our revenues and profitability could be materially adversely affected.

Any adverse changes in coverage or reimbursement amounts by Medicare and Medicaid, private insurance companies and managed care organizations, or workers’ compensation programs could limit our ability to market and sell our products.

In the U.S., our products are generally covered by Medicare and Medicaid and other third-party payors, such as private insurance companies and managed care organizations, and workers’ compensation programs, which reimburse patients for all or part of the cost of our products and related medical procedures. The cost of our products and related procedures are significant, and third-party payors carefully scrutinize whether to cover new products and the level of reimbursement for covered products. From time to time, payors may refuse to reimburse our customers for all or a portion of the cost of our products, and we may discount our product cost below expected selling prices or offer other payment accommodations to customers in order to increase the likelihood of reimbursement. Further, for certain types of procedures, gaps exist between the rate of reimbursement paid by Medicare and Medicaid and the rates paid by private insurers. In addition, gaps exist in reimbursement levels depending on the health care setting in which physicians perform procedures using our products. In the future, these gaps may narrow and public and private payors may reduce levels of reimbursement for neuromodulation devices in an effort to control increasing costs. If Medicare or other third-party payors decide to eliminate or reduce coverage amounts on patient reimbursements for our products, this could limit our ability to market and sell our products in the U.S., which would materially adversely affect our revenues and profitability.

International market acceptance of our products may also depend, in part, upon the availability of reimbursement within prevailing health care payment systems. Reimbursement and health care payment systems in international markets vary significantly by country, and include both government-sponsored health care and private insurance. We may not obtain international reimbursement approvals in a timely manner, if at all. Where reimbursement in foreign markets is available, it tends to be at levels significantly below those in the U.S. Our failure to receive international reimbursement approvals may negatively impact market acceptance of our products in the international markets in which those approvals are sought.

If we fail to protect our intellectual property rights, our competitors may take advantage of our ideas and compete directly against us.

We rely in part on patents, certain of which are due to expire between 2004 and 2006, as well as trade secrets and proprietary technology, to remain competitive. We may not be able to obtain or maintain adequate U.S. patent protection for new products or ideas, or prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by employees. Additionally, the laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the U.S. Even if our intellectual property rights are adequately protected, litigation may be necessary to enforce them, which could result in substantial costs to us and substantial diversion of the attention of our management and key technical employees. If we are unable to adequately protect our intellectual property, our competitors could use our intellectual property to develop new products or enhance their existing products. This could harm our competitive position, decrease our market share or otherwise harm our business.

Other parties may sue us for infringing their intellectual property rights.

There has been a substantial amount of litigation in the medical technology industry regarding patents and intellectual property rights. The neuromodulation market is characterized by extensive patent and other intellectual property rights, which can create greater potential than in less-developed markets for possible allegations of infringement, particularly with respect to newly-developed technology. We may be forced to defend ourselves against allegations that we are infringing the intellectual property rights of others. In addition, we may find it necessary, if threatened, to initiate a lawsuit seeking a declaration from a court that we are not infringing the intellectual property rights of others or that these rights are invalid or unenforceable. Intellectual property litigation is expensive and complex and its outcome is difficult to predict. If we do not prevail in any litigation, in addition to any damages we might have to pay, we would be required to stop the infringing activity or obtain a license. Any required license may not be available to us on acceptable terms, if at all. In addition, some licenses may be nonexclusive, and, therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or are unable to design around a patent, we may be unable to sell some of our products, which could adversely affect our revenues and profitability.

Failure to obtain necessary government approvals for new products or for new applications for existing products would mean we could not sell those new products, or sell our existing products for those new applications.

Our products are medical devices, which are subject to extensive government regulation in the U.S. and in foreign countries where we do business. Unless an exemption applies, each medical device that we wish to market in the U.S. must first receive either a premarket approval (PMA) or a 510(k) clearance from the FDA with respect to each application for which we intend to market it. Either process can be lengthy and expensive. The 510(k) clearance process usually takes from four to twelve months from the date the application is complete, but may take longer and may be revoked if safety or effectiveness problems develop. The PMA process is much more costly, lengthy and uncertain. It generally takes from one to three years from the date the application is complete; however, completing a PMA application is a process that can take numerous clinical trials and require the filing of amendments over time. The result of these lengthy approval processes is that a new product, or a new application for an existing product, cannot be brought to market for a number of years after it is developed. Additionally, we anticipate that future products we bring to the market will require us to seek PMA approvals rather than 510(k) clearances. If we fail to obtain or maintain necessary government approvals of our new products or new applications for existing products on a timely and cost-effective basis, we will be unable to market the affected products for their intended applications.

Modification of any marketed device could require a new 510(k) clearance or PMA or require us to cease marketing or recall the modified device until we obtain this clearance or approval.

Any modification we want to make to an FDA-cleared or approved device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, would require a new 510(k) clearance, or possibly a new or supplemental PMA. Under FDA procedures, we would make the initial determination of whether to seek a new 510(k) clearance or PMA, but the FDA could review our decision. If the FDA disagrees with our decision not to seek a new 510(k) clearance or PMA and requires us to seek either 510(k) clearance or PMA for modifications we have already made to a previously-cleared product, we might be required to cease marketing or recall the modified device until we obtain this clearance or approval. We could also be subject to significant regulatory fines or penalties.

We will be unable to sell our products if we fail to comply with manufacturing regulations.

To commercially manufacture our products, we must comply with government manufacturing regulations that govern design controls, quality systems and documentation policies and procedures. The FDA and equivalent foreign governmental authorities periodically inspect our manufacturing facilities. Our failure to comply with these manufacturing regulations may prevent or delay our marketing or distribution of our products, which would negatively impact our business.

Our products are subject to product recalls even after receiving FDA clearance or approval, which would negatively affect our financial performance and could harm our reputation.

Any of our products may be found to have significant deficiencies or defects in design or manufacture. The FDA and similar governmental authorities in other countries have the authority to require the recall of any such defective product. A government-mandated or voluntary recall could occur as a result of component failures, manufacturing errors or design defects. We do not maintain insurance to cover losses incurred as a result of product recalls. Any product recall would divert managerial and financial resources and negatively affect our financial performance, and could harm our reputation with customers.

We are subject to potential product liability claims and we may not have the insurance or other resources to cover the cost of any successful claim.

Defects in our implantable medical devices could subject us to potential product liability claims that our devices were ineffective or caused some harm to the human body. Our current product liability litigation involves assertions that our products did not perform as intended and, in some cases, that they caused discomfort or harm to the patient. Our product liability insurance may not be adequate to cover current or future claims. Product liability insurance is expensive and, in the future, may not be available on terms that are acceptable to us, if it is available to us at all. A successful claim brought against us in excess of our insurance coverage could significantly harm our business and financial condition.

We are subject to substantial government regulation and our failure to comply with all applicable government regulations could subject us to numerous penalties, any of which could adversely affect our business.

We are subject to numerous government regulations relating to, among other things, our ability to sell our products, third-party reimbursement, fraud and abuse of Medicare or Medicaid and patient privacy. If we do not comply with all applicable government regulations, government authorities could do any of the following:

•	impose fines and penalties on us;

•	prevent us from manufacturing our products;

•	bring civil or criminal charges against us;

•	delay the introduction of our new products into the market;

•	recall or seize our products;

•	disrupt the manufacture or distribution of our products; or

•	withdraw or deny approvals for our products.

Any one of these results could materially adversely affect our revenues and profitability and harm our reputation.

Our reliance on single suppliers for critical components used in our main products could adversely affect our ability to deliver products on time.

We rely on single suppliers for several critical components used in our main products, including the computer chip used in the receiver of our RF system, the computer chip used in the IPG programmer and Renew transmitter, the batteries used in our IPG system and the medical-grade polyurethane (bionate) that we use in all of our products. If any of our sole-source suppliers were to stop supplying us with critical components, our manufacturing operations and our business could be materially harmed, at least in the short term while we modified our product designs to eliminate the need for these components.

The sole supplier of the computer chip used in the receiver of our RF system has indicated its desire to cease manufacturing and supplying the computer chip in the future, but to date has not determined when this will occur. This supplier has agreed to notify us when a date has been determined and allow us to place a final one-time purchase order for the computer chip. In the interim, we are maintaining a higher than normal inventory of the computer chip and are working to develop a new product design that uses an alternative computer chip. Until we develop this new design, any sudden disruption in supply from our current computer chip supplier could adversely affect our ability to deliver finished RF products on time.

Two distributors currently account for a significant percentage of our revenue from our neuromodulation products segment, and several of our competitors currently account for a significant percentage of our revenue from our O.E.M. segment.

During 2001, we had one independent distributor, Sun Medical, Inc., that accounted for $4.2 million, or 15%, of our net revenue from our neuromodulation products segment. During the first quarter of 2002, Sun Medical and State of the Art Medical Products, another of our independent distributors, accounted for 16% and 12%, respectively, of our net revenue from our neuromodulation products segment. Although we have distribution agreements with Sun Medical and State of the Art Medical Products that expire on January 1, 2004 and January 1, 2003, respectively, either of these distributors could cease buying our products at any time. The loss of these distributors, or a significant decrease in their sales volumes, could materially adversely affect our revenues and profitability, at least in the short term.

In addition, during 2001, we had three major customers that accounted for $9.2 million, or 88%, of our net revenue from our O.E.M. segment. Medtronic, Inc., our most significant competitor, accounted for $6.3 million, or 60%; Arrow International, Inc. accounted for $1.8 million, or 17%; and Transneuronix, Inc.

accounted for $1.1 million, or 11%. Any of these customers could cease doing business with us at any time. If this were to occur, our revenues and profitability could be materially adversely affected, at least in the short term.

We are dependent upon the success of neuromodulation technology. Our inability to continue to develop innovative neuromodulation products, or the failure of the neuromodulation market to develop as we anticipate, would adversely affect our business.

Our current products focus on the treatment of chronic pain using neuromodulation. Our development efforts focus on leveraging our neuromodulation expertise. The neuromodulation market is subject to rapid technological change and product innovation. Our competitors may succeed in developing or marketing products, using neuromodulation technology or other technologies, that will be superior to ours. If we are unable to compete successfully in the development of new neuromodulation products, or if new and effective therapies not based on neuromodulation are developed, our products could be rendered obsolete or non-competitive. This would materially adversely affect our business.

Our success will depend on our ability to attract and retain key personnel and scientific staff.

We believe our future success will depend on our ability to manage our growth successfully, including attracting and retaining scientists, engineers and other highly-skilled personnel. Our key employees are subject to confidentiality, trade secret and non-competition agreements, but may terminate their employment with us at any time. Hiring qualified management and technical personnel is difficult due to the limited number of qualified professionals. Competition for these types of employees is intense in the medical device field. If we fail to attract and retain personnel, particularly management and technical personnel, we may not be able to continue to succeed in the neuromodulation market.

If we choose to acquire complementary businesses, products or technologies instead of developing them ourselves, we may be unable to complete these acquisitions or to successfully integrate an acquired business, product or technology in a cost-effective and non-disruptive manner.

Our success depends on our ability to continually enhance and broaden our product offerings in response to changing technologies, customer demands and competitive pressures. Accordingly, we may, as we have in the past, acquire complementary businesses, products or technologies instead of developing them ourselves. We do not know if we will be able to identify prospective acquisition targets or complete any future acquisitions, or whether we will be able to successfully integrate any acquired business, operate it profitably or retain its key employees. Integrating any business, product or technology we acquire could be expensive and time-consuming, disrupt our ongoing business and distract our management and key technical personnel. If we are unable to integrate any acquired entities, products or technologies effectively, our business will suffer. In addition, any impairment of goodwill or other intangible assets or charges resulting from the costs of acquisitions could harm our business and operating results.

We are subject to additional risks associated with international operations.

Internationally, we market our products through 20 independent distributors and 2 sales agents, who represent us in 22 countries. In 2001, 10% of our sales revenue from our neuromodulation products segment came from international sales. International sales are subject to a number of additional risks, including the following:

•	establishment by foreign regulatory agencies of requirements different from those in place in the U.S.;

•	fluctuations in exchange rates of the U.S. dollar against foreign currencies that may affect demand for our products overseas;

•	export license requirements, changes in tariffs, and other general trade restrictions;

•	difficulties in staffing and managing international operations;

•	political or economic instability; and

•	lower and more restrictive third-party reimbursement for our products.

Any of these risks could make it difficult or impossible for us to continue to expand our overseas operations, which could have an adverse effect on our revenues.

Our operations are conducted at three locations, and a disaster at any of these facilities could result in a prolonged interruption of our business.

We currently conduct all of our development, manufacturing and management activities at our facilities in Plano, Texas and Budd Lake and Hackettstown, New Jersey. However, a natural disaster, such as a tornado, fire or flood, or a man-made disaster, could cause substantial delays in our operations, damage or destroy our manufacturing equipment or inventory and cause us to incur significant additional expenses. A disaster could seriously harm our business and affect our reputation with customers. The insurance we maintain may not be adequate to cover our losses in any particular case.

Risks Related to this Offering

Our shareholders’ rights plan and Texas law may inhibit a takeover that our shareholders consider favorable.

We adopted a shareholders’ rights plan in 1996 that permits shareholders to purchase shares of our common stock at significant discounts in the event a person or group acquires more than 15% of our outstanding common stock or announces a tender or exchange offer for more than 20% of our outstanding common stock. In addition, we are governed by the provisions of Article 13.03 of the Texas Business Corporation Act, which may inhibit shareholders owning 20% or more of our outstanding voting shares from merging or combining with us. Our shareholders’ rights plan and this provision of Texas law could reduce the price that investors would be willing to pay for shares of our common stock in the future and result in the market price being lower than it would be in their absence.

Future sales of our common stock may depress our stock price, even if our business is doing well.

Up to 1,043,200 shares of our common stock, approximately 685,000 of which are subject to agreements restricting their resale for 90 days from the date of this prospectus (358,000 of the shares subject to these agreements are pledged by one executive officer as collateral securing a personal line of credit), may be sold pursuant to a currently effective registration statement registering the resale of common stock previously issued in private transactions. In addition, approximately 2 million shares of our common stock may be sold pursuant to currently effective registration statements registering the sale of common stock reserved for issuance under our stock option plans. Sales of a substantial number of shares of our common stock in the public market after the offering could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities.

Our stock price may be volatile and you may not be able to resell your shares at or above the price you paid for them.

The stock market in general, and the stock prices of medical device companies and other technology-based companies in particular, have experienced significant volatility that has often been unrelated to the operating performance of and beyond the control of any specific public companies. Factors that may have a significant and adverse impact on the market price of our common stock include:

•	our actual financial results differing from guidance provided by management or from results expected by securities analysts;

•	changes in recommendations of securities analysts;

•	government regulation, including the FDA’s review of our new products and new applications for existing products;

•	future announcements concerning us or our competitors, including the announcement of acquisitions;

•	developments regarding our patents or other proprietary rights or those of our competitors;

•	deficiencies in the quality of our products;

•	competitive developments, including technological innovations by us or our competitors;

•	changes in third-party reimbursement for medical devices;

•	public perceptions of risks associated with our products or operations;

•	conditions or trends in the medical device industry;

•	conditions in the financial markets in general;

•	additions or departures of key personnel;

•	sales or purchases of our common stock; or

•	seasonal variations in patients’ choice of timing of medical procedures involving our products.

We do not intend to pay dividends in the foreseeable future.

We do not currently pay any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. We intend to retain future earnings to fund our growth. Accordingly, you will not receive a return on your investment in our common stock through the payment of cash dividends in the foreseeable future, and you may not realize a return on your investment even if you sell your shares. As a result, you may not be able to resell your shares at or above the price you paid for them.

Our management will have broad discretion in using the proceeds from this offering and, therefore, you will be relying on the judgment of our management to use those funds effectively.

We intend to use the net proceeds of this offering for the following purposes:

•	expanding our worldwide sales and marketing resources;

•	funding development of new technologies, products and applications for existing products;

•	enhancing our capabilities to pursue regulatory approvals;

•	investing in product lines, businesses, companies, services or technologies that complement our current business through mergers, acquisitions, joint ventures or otherwise; and

•	working capital and other general corporate purposes.

The amounts and timing of these expenditures will vary significantly depending upon a number of factors, including:

•	the amount of cash generated or consumed by our operations;

•	the progress of our research and development activities and regulatory approvals; and

•	the market response to our introduction of new products or new applications for our existing products.

Our management will retain broad discretion with respect to the use of the proceeds of this offering and, therefore, you will be relying on the judgment of our management to use those funds effectively.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, principally in the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Generally, you can identify these statements because they include words and phrases like “expect,” “estimate,” “anticipate,” “predict,” “believe,” “plan,” “will,” “should,” “intend,” “new market,” “potential market applications” and similar expressions and variations. These statements are only predictions. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which cannot be foreseen. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, among others, the risks we face that are described in the section entitled “Risk Factors” and elsewhere in this prospectus.

We believe it is important to communicate our expectations to our investors. There may be events in the future, however, that we are unable to predict accurately or over which we have no control. The risk factors listed on the previous pages, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the previous risk factors and elsewhere in this prospectus could negatively impact our business, operating results, financial condition and stock price.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the 2,500,000 shares of our common stock we are offering under this prospectus at an assumed public offering price of $30.97 per share will be approximately $72.2 million, after deducting the underwriting discount and estimated offering expenses.

We expect to use the net proceeds we receive from the sale of common stock under this prospectus for the following purposes:

•	to expand our worldwide sales and marketing resources;

•	to fund development of new technologies, products and applications for existing products;

•	to pursue regulatory approvals;

•	to invest in product lines, businesses, companies, services or technologies that complement our current business through mergers, acquisitions, joint ventures or otherwise; and

•	for working capital and other general corporate purposes.

Until we use the net proceeds of this offering for the above purposes, we intend to invest the funds in short-term, investment grade, interest-bearing securities.

PRICE RANGE OF COMMON STOCK

Our common stock trades on the Nasdaq National Market System under the symbol “ANSI.” The following table presents the high and low closing sales prices for our common stock for each quarter for the periods indicated, as reported on the Nasdaq National Market System.

	High	Low

Fiscal Year 2000
First Quarter	$19.38	$9.94
Second Quarter	$18.38	$12.25
Third Quarter	$21.50	$14.25
Fourth Quarter	$23.19	$19.25
Fiscal Year 2001
First Quarter	$26.88	$11.00
Second Quarter	$26.00	$10.63
Third Quarter	$25.85	$19.00
Fourth Quarter	$35.55	$20.02
Fiscal Year 2002
First Quarter	$36.20	$28.52
Second Quarter (through April 30, 2002)	$33.80	$28.50

The closing price for the common stock on April 30, 2002 was $30.97. We had 580 shareholders of record as of April 30, 2002.

CAPITALIZATION

The following table sets forth: (a) our actual cash, cash equivalents and marketable securities and capitalization as of March 31, 2002; and (b) our actual cash, cash equivalents and marketable securities and capitalization as adjusted to give effect to our receipt of the estimated net proceeds of $72.2 million from the sale of 2,500,000 shares of common stock we are offering for sale under this prospectus at an assumed public offering price of $30.97 per share (the last reported sale price for the common stock on April 30, 2002, as reported on the Nasdaq National Market) and the application of these proceeds as set forth under the caption “Use of Proceeds.”

You should read this table in conjunction with our consolidated financial statements and their notes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Use of Proceeds” for additional information.

	As of March 31, 2002

	Actual	As Adjusted

	(in thousands)

	(unaudited)
Cash, cash equivalents and marketable securities	$10,819	$82,982

Total debt, including current portion	$177	$177
Stockholders’ equity:
Common stock: $0.05 par value; 25,000,000 authorized shares; 9,134,979 (11,634,979 shares as adjusted) issued and outstanding	457	582
Additional capital	39,602	111,640
Accumulated other comprehensive income (loss)	(23)	(23)
Retained earnings	8,546	8,546

Total stockholders’ equity	48,582	120,745

Total capitalization	$48,759	$120,922

The outstanding share information in the table above is based on the number of shares outstanding as of March 31, 2002. The table above excludes:

•	1,978,814 shares of our common stock issuable upon the exercise of options outstanding as of March 31, 2002, at a weighted average exercise price of $13.20 per share; and

•	61,334 shares of our common stock reserved for issuance under our stock option plans as of March 31, 2002.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data as of and for each of the three years in the period ended December 31, 2001 have been derived from consolidated financial statements that have been audited by Ernst & Young LLP, independent auditors. The selected consolidated financial data as of and for each of the two years ended December 31, 1998 and the three-month periods ended March 31, 2001 and 2002 have been derived from our unaudited financial statements. In our opinion, the unaudited financial information includes all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of that information. The information set forth below should be read in conjunction with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

						Three Months
	Year Ended December 31,					Ended March 31,

	1997(4)	1998(4)	1999	2000	2001	2001(4)	2002(4)

	(in thousands, except per share data)
Consolidated Statement of Income Data:(1)(2)
Net revenue(3)	$19,129	$23,417	$26,879	$31,827	$37,916	$8,341	$11,473
Net revenue-contract research and development	—	3,100	8,900	—	—	—	—

Total net revenue	19,129	26,517	35,779	31,827	37,916	8,341	11,473
Gross profit	11,041	17,093	23,852	17,127	22,241	4,768	6,958
Operating Expenses:
Sales and marketing	3,969	4,682	6,290	6,851	9,056	2,057	2,896
Research and development	1,091	2,790	4,097	3,854	4,928	1,148	1,293
General and administrative	3,246	4,848	3,808	4,243	3,958	918	1,302
Amortization of other intangibles	541	614	631	677	933	173	228
Amortization of goodwill	545	557	557	557	557	139	—

	9,392	13,491	15,383	16,182	19,432	4,435	5,719

Income from operations	1,649	3,602	8,469	945	2,809	333	1,239
Other income (expense):
Acquisition related costs	—	—	—	—	(484)	(484)	—
Interest expense	(625)	(451)	(147)	(59)	(24)	(10)	(4)
Investment and other income, net	184	898	834	605	482	148	73

	(441)	447	687	546	(26)	(346)	69

Income (loss) before income taxes	1,208	4,049	9,156	1,491	2,783	(13)	1,308
Income taxes (benefit) — continuing operations	622	1,722	3,339	659	1,265	(7)	471
Discontinued operations, net of tax	(93)	4,373	—	—	—	—	—

Net income (loss)	$493	$6,700	$5,817	$832	$1,518	$(6)	$837

Net income (loss) per share:
Basic	$.06	$.78	$.67	$.10	$.17	$(.00)	$.09

Diluted	$.05	$.69	$.64	$.09	$.15	$(.00)	$.08

Shares used in calculation:
Basic	8,858	8,544	8,680	8,507	8,927	8,895	9,108

Diluted	10,141	9,716	9,105	9,399	9,917	8,895	10,293

						As of
	As of December 31,					March 31,

	1997(4)	1998(4)	1999	2000	2001	2002(4)

	(in thousands)
Consolidated Balance Sheet Data:(2)
Cash, cash equivalents and marketable securities	$4,630	$13,982	$9,736	$11,599	$11,937	$10,819
Working capital	16,702	18,042	17,626	22,211	24,906	26,927
Total assets	53,548	49,546	48,407	49,565	55,865	56,049
Short-term notes payable and current maturities of long-term notes payable	8,633	3,633	—	30	52	54
Notes payable, excluding current maturities	4,869	1,000	—	212	137	123
Stockholders’ equity	$35,530	$34,769	$36,536	$40,442	$46,812	$48,582

The following is a reconciliation of previously reported amounts with restated amounts for total net revenue and net income (loss):

	Year Ended December 31,

	1997(4)	1998(4)	1999	2000

	(in thousands)
Reconciliation of total net revenue:
As previously reported by the Company	$14,718	$20,106	$29,478	$23,082
HDI, for the year ended November 30	4,411	6,746	7,989	10,366
Elimination of intercompany transactions	—	(335)	(1,688)	(1,621)

Total net revenue as restated	$19,129	$26,517	$35,779	$31,827

Reconciliation of net income (loss):
As previously reported by the Company	$724	$6,959	$6,003	$954
HDI, for the year ended November 30	(231)	(174)	328	28
Elimination of intercompany transactions	—	(85)	(514)	(150)

Net income as restated	$493	$6,700	$5,817	$832

(1)	On January 30, 1998, we sold our cardiovascular and intravenous fluid delivery product lines (CVS Operations). The CVS Operations have been accounted for as discontinued operations.

(2)	On January 2, 2001, we completed the acquisition of Hi-tronics Designs, Inc. The transaction was accounted for on a pooling of interests basis and accordingly, prior periods have been restated.

(3)	Net revenue excludes contract research and development revenue in 1998 and 1999 from our former agreement with Sofamor Danek. See Note 12 to our consolidated financial statements.

(4)	Unaudited.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with the “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described above in the section “Risk Factors.”

Overview

We design, develop, manufacture and market neuromodulation devices for patients suffering from chronic pain. In the U.S., we distribute our neuromodulation products through a combination of distributors, independent agents and direct representatives for sale to hospitals and ambulatory surgery centers, mostly for outpatient procedures. Internationally, we use distributors in substantially all of the territories in which we sell. We also provide contract development and custom manufacturing for other medical device companies. We manufacture our products at our facilities in Plano, Texas and Hackettstown, New Jersey, principally by assembling components supplied by third-party suppliers.

We entered the neuromodulation market in 1995 through the acquisition of a company that had developed and marketed a radio-frequency (RF) neurostimulation system. In 1998, we elected to reposition our business to focus exclusively on the neuromodulation market. Implementation of this strategy involved selling our cardiovascular and intravenous fluid product lines in January 1998. Through our initiatives, we developed and launched our next generation neurostimulation system, the Renew RF spinal cord stimulation system, in 1999. We also recently developed our Genesis totally implantable pulse generator (IPG) spinal cord stimulation system. We began selling Genesis in Europe in 2001 and in the U.S. in 2002 subsequent to the FDA’s approval in November 2001 of our PMA application.

In 2000, we completed development of AccuRx, our constant rate implantable drug pump, in part using proprietary technology we licensed from Implantable Devices Limited Partnership (IDP). We initiated U.S. clinical trials of AccuRx under an Investigational Device Exemption (IDE) in the first quarter of 2001, and began selling AccuRx in certain international markets in the second quarter of 2001. On January 2, 2001, we strengthened our position in the neuromodulation market by acquiring the assets of IDP and ESOX Technology Holdings, LLC (ESOX) for 119,100 shares of our common stock valued at approximately $2.43 million. This acquisition provided us with intellectual property surrounding implantable drug pump technologies in all applications, including pain and cancer therapy.

Also on January 2, 2001, we completed the acquisition of Hi-tronics Designs, Inc. (HDI), a privately-held O.E.M. developer and manufacturer, for approximately 1.1 million shares of our common stock. We accounted for this acquisition using the pooling of interests method and, accordingly, the financial information for all periods prior to the acquisition has been restated. Prior to the acquisition, HDI developed and manufactured our Genesis IPG, as well as the transmitter for our Renew system. Acquiring HDI provided us with additional in-house expertise in the design and manufacture of highly sophisticated electromechanical devices. Combined with our capabilities in the design and manufacture of implantable leads, electronic device control and communication systems and implantable drug pumps, we believe HDI’s expertise will allow us to develop more sophisticated products in less time. Additionally, HDI continues to provide contract development and manufacturing services to third parties, which we report as a separate segment for financial reporting purposes (the O.E.M. segment). In the quarter ended March 31, 2002, our O.E.M. segment provided $2.48 million or 21.7% of our total revenue. We expect our O.E.M. segment revenue to decrease as a percentage of our total revenue in the future, as we grow revenue from our proprietary neurostimulation systems and drug pumps and increasingly utilize HDI’s research and development capabilities for internal product development.

Our current neuromodulation product line includes our Genesis IPG system, Renew RF system and AccuRx constant rate drug pump. With the launch of Genesis, we now compete in 100% of the implantable neurostimulation market to treat chronic pain of the trunk and limbs. Although Renew and Genesis are targeted toward treatment of different chronic pain conditions, sales growth of Renew has slowed since the launch of Genesis. Though it is too early to accurately predict future sales trends, management believes it possible that sales of Renew may plateau or even decline modestly, at least in the near term.

Critical Accounting Policies and Estimates

General

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities and related disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to product returns, bad debts, inventories, intangible assets, warranty obligations and contingencies and litigation. Management bases its estimates on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies involve its more significant judgments and estimates used in preparation of its consolidated financial statements.

Revenue Recognition

Revenue from the sale of our neuromodulation products and custom manufactured O.E.M. products is recognized when the goods are shipped to our customers. We record, as a reduction in revenue, a provision for estimated sales returns and allowances on these product sales in the same period as the related revenue is recorded. These estimates are based on historical sales returns, analysis of credit memo data and other known factors. If the historical data we use to calculate these estimates does not properly reflect future returns, revenue could be overstated.

We also design and develop products under fixed price development agreements with third parties. Each development agreement reflects the terms and conditions of the project, including project objectives, product specifications, responsibilities for tasks, licenses and fields of use of intellectual properties, manufacturing rights and compensation, among other terms and conditions. A typical development project will take one to two years to complete and is undertaken in accordance with the FDA’s Quality System Regulations, which address design controls and methods, facilities and quality assurance controls used in manufacturing medical devices, and similar international standards. We recognize revenue and profit under the development agreements using the percentage-of-completion method, which relies on estimates of total expected revenue and costs. We follow this method since reasonably dependable estimates of revenue and costs applicable to various stages of a development agreement can be made. If we do not accurately estimate the resources required or the scope of work to be performed under a development agreement, then future profit margins and results of operations may be negatively impacted.

In certain cases, we will undertake a development project on a cost plus basis. In these cases, we invoice the customer for actual time and material expended on the project at predetermined hourly billing rates and mark ups.

Bad Debt

We are required to estimate the collectibility of our trade receivables. A considerable amount of judgment is required in assessing the ultimate realization of the receivables including the current credit-worthiness of each customer. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances or write-offs may be required.

Inventory

Our reserve for excess and obsolete inventory is based upon forecasted demand for our products. If the demand for our products is less favorable than those projected by management, additional inventory write-downs or write-offs may be required.

Intangible Assets

Goodwill associated with the excess purchase price over the fair value of assets acquired was amortized using the straight-line method through December 31, 2001 over the estimated life of 20 years.

On January 1, 2002, we adopted Statement of Financial Accounting Standards No. 141, “Business Combinations” and Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”. Under the new accounting rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but will be subject to annual impairment tests in accordance with the statements. We determined that our goodwill at December 31, 2001 was unimpaired and eliminated amortization of the goodwill effective January 1, 2002. Prior to adoption of these statements, our amortization expense for goodwill was $139,151 per quarter, or $556,604 on an annual basis.

Other identifiable intangible assets, such as patents, purchased technology, trademarks and covenants not to compete, are amortized using the straight-line method over their estimated useful lives.

In assessing the recoverability of our intangible assets, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets not previously recorded.

Warranty Obligations

Our products are generally covered by a one-year warranty. We accrue a warranty reserve for estimated costs to provide warranty services. Our estimate of costs to service our warranty obligations is based on historical experience and expectation of future conditions. To the extent we experience increased warranty claim activity or increased costs associated with servicing those claims, our warranty accrual will increase resulting in decreased gross profit.

Contingencies

We are subject to proceedings, lawsuits and other claims related to our products and business. We are required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach, such as a change in settlement strategy, in dealing with these matters.

Currently, product liability claims are the only litigation to which we are a party. While historically our product liability claims have not resulted in significant monetary liability beyond our insurance coverage, an adverse judgment beyond our insurance coverage could have a material adverse impact on our results of operations and financial condition.

Results of Operations

Comparison of the Three Months Ended March 31, 2002 and 2001

Net income. We reported net income of $837,000, or $.08 per diluted share, for the three months ended March 31, 2002, compared to a net loss of $6,300, or $.00 per diluted share, in the same 2001 period. Results for the first quarter of 2002 reflect the U.S. launch of our Genesis IPG system. The net loss during the 2001 period included $484,000 of expense for costs associated with our acquisition of HDI in January 2001. These costs were expensed instead of capitalized because the acquisition is accounted for under the pooling of interests method. Excluding such acquisition related costs, on a pro forma basis, net income was $269,000, or $.03 per diluted share, for the three-month period ended March 31, 2001.

Net revenue. Net revenue increased 37.5% to $11.47 million for the three months ended March 31, 2002, compared to $8.34 million in the comparable 2001 period. Net revenue of our neuromodulation products increased 41.8% to $9.00 million in 2002 from $6.34 million in 2001 due to the U.S. launch of our Genesis IPG system. Net revenue from our O.E.M. business increased 24.1% to $2.48 million in 2002 from $2.00 million in 2001 due to higher volume of O.E.M. product sales and contract engineering fees.

Gross profit. Gross profit increased to $6.96 million during the three months ended March 31, 2002 from $4.77 million in 2001, principally due to the increase in net revenue discussed above. Additionally, gross profit margins increased to 60.7% in 2002, compared to 57.2% in 2001, due to higher sales of our neuromodulation products, which contribute higher margins than O.E.M. product sales, and operational efficiencies from higher manufacturing volumes.

Operating expenses. Total operating expenses increased to $5.72 million for the three months ended March 31, 2002 from $4.44 million in the same period during 2001. However, as a percentage of net revenue, these expenses decreased to 49.9% in 2002 from 53.2% in 2001 due to elimination of goodwill amortization and leveraging of research and development expense.

Sales and marketing. Sales and marketing expense, as a percentage of net revenue, increased to 25.2% during the three months ended March 31, 2002 from 24.7% in the same 2001 period, and the absolute dollar amount increased to $2.90 million in 2002 from $2.06 million during 2001 This increase in the absolute dollar amount during 2002 compared to 2001 was principally attributable to higher salary and benefit expense from staffing additions in direct sales, reimbursement and sales support positions, annual salary increases, higher commission expense from increased product sales, and higher sample and promotional expense in support of the Genesis IPG launch.

Research and development. Research and development expense increased to $1.29 million, or 11.3% of net revenue, during the three months ended March 31, 2002, from $1.15 million, or 13.8% of net revenue, during the same period in 2001. This increase in the absolute dollar amount in 2002 compared to 2001 was the result of higher salary and benefit expense from staffing additions, annual salary increases, and higher test material expense. Our development efforts continue to be focused on next-generation IPG stimulation systems, next-generation RF stimulation systems, an IPG stimulation system for deep brain stimulation to address essential tremor and Parkinson’s Disease, next generation drug pumps, and clinical trials of our AccuRx drug pump.

General and administrative. General and administrative expense, as a percentage of net revenue, increased to 11.4% during the three months ended March 31, 2002 from 11.0% in the same 2001 period, and the absolute dollar amount increased to $1.30 million in 2002 from $918,000 during 2001. This increase in the absolute dollar amount of $384,000 during 2002 compared to 2001 was principally attributable to higher salary expense from staffing additions, annual salary increases, higher employee benefit costs and increased legal costs.

Amortization of intangibles. No amortization expense of goodwill was recorded during the three months ended March 31, 2002 due to the adoption of Statement of Financial Accounting Standards No. 141 and

Statement of Financial Accounting Standards No. 142 on January 1, 2002. For the three months ended March 31, 2001, we recorded $139,000 of amortization expense for goodwill.

Amortization of other intangibles increased to $228,000 during the three months ended March 31, 2002 from $173,000 in the same period in 2001, due to additional patent amortization.

Other income. Other income increased to $69,000 during the three months ended March 31, 2002 from an expense of $346,000 during the three months ended March 31, 2001 primarily as a result of the $484,000 of expense associated with the acquisition of HDI.

Income tax expense. Income tax expense increased to $471,000 during the three months ended March 31, 2002 from a tax benefit of $6,900 for the same period in 2001. The 2001 period reflects a loss before income taxes of $13,000 due to the costs associated with the acquisition of HDI recorded in the first quarter of 2001.

Comparison of the Years Ended December 31, 2001 and 2000

Net income. We reported net income of $1.52 million, or $.15 per diluted share, in 2001 compared to $832,000, or $.09 per diluted share, in 2000. The results for 2001 include a pretax expense of $484,000 for costs associated with our acquisition of HDI on January 2, 2001. These costs were expensed instead of capitalized because the acquisition is accounted for under the pooling of interests method.

Net revenue. Total net revenue of $37.92 million for the year ended December 31, 2001 increased 19.1% from the comparable 2000 level of $31.83 million. This growth was attributable to both continued strong sales of our advanced neuromodulation products used to treat chronic pain, which increased 19.0% to $27.46 million, and higher sales at HDI, which increased 19.6% to $10.46 million. On November 21, 2001, we received approval from the FDA to begin marketing our Genesis IPG in the U.S. and the first implants occurred in late December 2001. We formally launched the Genesis IPG in the U.S. in January 2002.

Gross profit. Gross profit increased to $22.24 million in 2001 from $17.13 million in 2000 due to the increase in net revenue discussed above and an improvement in gross profit margins. Gross profit margins increased to 58.7% in 2001 compared to 53.8% in 2000, due to higher sales of our Renew system, which contributes higher margins than HDI product sales, a reduction in specialty distributor sales where we recognize lower margins than sales through commissioned sales agents and operational efficiencies from higher manufacturing volumes.

Operating expenses. Total operating expenses increased to $19.43 million in 2001, compared to $16.18 million in 2000, and as a percentage of total net revenue, increased to 51.2% in 2001 from 50.8% in 2000. In 2001, we continued to invest in our product development pipeline and in infrastructure to enhance our sales and marketing capabilities.

Sales and marketing. Sales and marketing expense, as a percentage of total net revenue, increased to 23.9% in 2001 from 21.5% in 2000, and the absolute dollar amount increased to $9.06 million in 2001 from $6.85 million during 2000. This dollar increase during 2001 was attributable to higher commission expense from increased product sales and a change from distributors to commissioned sales agents in certain U.S. territories, higher salary and benefit expense from staffing additions in reimbursement and direct sales personnel, higher expense for education and training of new implanters and higher expense for new product introductions.

Research and development. Research and development expense increased to $4.93 million, or 13.0% of net revenue, from $3.85 million, or 12.1% of net revenue, during the same period in 2000. This increase in the absolute dollar amount in 2001 compared to 2000 was the result of higher consulting expense and test material expense. During 2001, these expenditures were directed toward development of our IPG stimulation system platforms for spinal cord stimulation, our next generation RF system platform, our proprietary constant rate drug pump and an IPG system for deep brain stimulation.

General and administrative. General and administrative expense decreased to $3.96 million during 2001 from $4.24 million in 2000 and, as a percentage of total net revenue, decreased to 10.4% in 2001 from 13.3%

during 2000. The decrease in this expense during 2001 was principally the result of lower salary expense from a reduction in certain salaries of the former owners of HDI effective as of January 2001 when we acquired HDI.

Amortization of intangibles. Amortization of goodwill and other intangibles increased to $1.49 million in 2001 from $1.23 million in 2000 primarily due to additional amortization expense for patents we acquired from ESOX on January 2, 2001.

Other income. Other income decreased to an expense of $26,000 in 2001 from income of $546,000 in 2000 primarily as a result of an expense in 2001 of $484,000 for costs associated with the acquisition of HDI and lower interest income due to lower yields on invested funds.

Income tax expense. Income tax expense increased to $1.27 million in 2001, from $659,000 in 2000, and the overall effective tax rate was 45.5% in 2001 compared to 44.2% in 2000. Our expense for amortization of costs in excess of net assets acquired, or goodwill, is not deductible for tax purposes, and, when combined with a provision for state taxes, results in the higher effective tax rate during both 2001 and 2000 compared to the U.S. statutory rate for corporations of 34%. In addition, approximately $234,000 of the $484,000 of costs incurred in the acquisition of HDI are not deductible for tax purposes, which also contributed to the higher effective tax rate during 2001 compared to the U.S. statutory rate of 34%.

Comparison of the Years Ended December 31, 2000 and 1999

Net income. We reported net income of $832,000, or $.09 per diluted share, in 2000 compared to $5.82 million, or $.64 per diluted share, in 1999. The 1999 results benefited from $8.9 million of revenue recorded in connection with our former development agreement with Sofamor Danek. Sofamor Danek paid us a termination fee of $8 million when it was acquired by Medtronic.

Net revenue. Total net revenue of $31.83 million for the year ended December 31, 2000, was $3.95 million below the comparable 1999 level of $35.78 million due to $8.9 million of net revenue in the 1999 period associated with our former development agreement with Sofamor Danek. Excluding the development agreement revenue, net revenue increased 18.4% to $31.83 million in 2000 from $26.88 million in 1999. This increase in net revenue was the result of higher unit sales volume of our Renew systems, which increased $2.5 million, or 12.2%, to $23.08 million. Sales at HDI also increased $2.45 million, or 38.9%, to $8.75 million.

Gross profit. Gross profit decreased to $17.13 million in 2000 from $23.85 million in 1999 due to the decrease in total net revenue discussed above and a decrease in gross profit margins. Gross profit margins decreased to 53.8% in 2000 from 66.7% in 1999 due to higher revenue from HDI, whose O.E.M. sales contribute lower gross margins than our proprietary neuromodulation products and the contract revenue in 1999 from our development agreement with Sofamor Danek, which contributed higher gross margins. Gross profit margin from sales of the neuromodulation products remained approximately the same at 67.6% in 2000 compared to 67.8% in 1999.

Operating expenses. Total operating expenses increased to $16.18 million in 2000 from $15.38 million in 1999, and as a percentage of total net revenue, increased to 50.8% in 2000 from 43.0% in 1999.

Sales and marketing. Sales and marketing expense, as a percentage of total net revenue, increased to 21.5% in 2000 from 17.6% in 1999, while the absolute dollar amount increased to $6.85 million in 2000 from $6.29 million during 1999. This dollar increase during 2000 was attributable to higher commission expense from increased product sales and a change from distributors to commissioned sales agents in certain U.S. territories, higher expense for education and training of new implanters and higher convention expense.

Research and development. Research and development expense decreased in absolute dollars to $3.85 million, or 12.1% of net revenue, from $4.10 million, or 11.4% of net revenue, during the same period in 1999. This decrease in absolute dollars during 2000 compared to 1999 was the result of lower consulting expense. During 2000, these expenditures were directed toward development of our IPG stimulation system for spinal cord stimulation, our next generation RF system, our proprietary constant rate drug pump and an IPG system for deep brain stimulation.

General and administrative. General and administrative expense increased to $4.24 million in 2000 from $3.81 million during 1999 and, as a percentage of total net revenue, increased to 13.3% in 2000 from 10.6% during 1999. The increase of $435,000 in absolute dollar expense during 2000 was principally the result of higher legal expense, property tax expense, investor relations expense and consulting expense.

Amortization of intangibles. Amortization of goodwill and other intangibles increased slightly to $1.23 million in 2000 from $1.19 million during 1999 due to expense for additional patents we licensed.

Other income. Other income decreased to $546,000 in 2000 from $687,000 in 1999 primarily as a result of lower interest income due to lower funds available for investment.

Income tax expense. Income tax expense decreased to $659,000 in 2000 from $3.34 million in 1999 due to lower income before income taxes in 2000, compared to 1999, as 1999 included the $8 million termination payment from our former development agreement with Sofamor Danek. This represents effective tax rates of 44.2% in 2000 and 36.5% in 1999. Our expense for amortization of costs in excess of net assets acquired, or goodwill, was not deductible for tax purposes, and, when combined with a provision for state taxes, resulted in the higher effective tax rate during both 2000 and 1999 compared to the U.S. statutory rate for corporations of 34%.

Liquidity and Capital Resources

At March 31, 2002, our working capital increased to $26.93 million from $24.91 million at December 31, 2001 and $22.21 million at December 31, 2000. The ratio of current assets to current liabilities was 6.32:1 at March 31, 2002, compared to 4.77:1 at December 31, 2001 and 5.37:1 at December 31, 2000. Cash, cash equivalents and marketable securities totaled $10.82 million at March 31, 2002, compared to $11.94 million at December 31, 2001 and $11.60 million at December 31, 2000.

We increased our investment in inventories to $10.45 million at March 31, 2002, from $9.75 million at December 31, 2001 and $7.09 million at December 31, 2000. The increase from December 31, 2001 to March 31, 2002 was primarily due to additional inventory manufactured to support our market launch of the Genesis IPG. The increase of inventories from December 31, 2000 to December 31, 2001 was primarily the result of three factors. First, we increased our investment in consignment inventories as a result of adding 15 commissioned sales agents during 2001 to whom we provided approximately $30,000 in consignment inventory each. Second, we purchased raw material and produced finished goods inventory for our AccuRx drug pump to support its launch internationally and for clinical trials in the U.S. under an IDE. Third and most significantly, we purchased raw materials and produced finished goods of our Genesis IPG to support our international launch during 2001 and to prepare for our launch in the U.S. in January 2002.

We spent $351,000 during the three months ended March 31, 2002, on capital expenditures for additional equipment and fixtures. These expenditures consisted primarily of additional tooling, molds and test equipment for new parts and products we developed, and furniture and data processing equipment for new personnel we have hired. We expect capital expenditures for the remainder of fiscal 2002 to approximate $2.1 million. We spent $3.11 million during 2001 on capital expenditures, non-competition agreements and license fees for additional patents and intellectual property we are licensing. Of these expenditures, $1.96 million was spent for manufacturing tooling and equipment for new products we developed, including the Genesis IPG and AccuRx drug pump, $500,000 was spent on computer equipment and office furniture, $557,000 was spent on license fees and non-competition agreements and $85,000 was spent on leasehold improvements.

We received $399,000 of cash during the three months ended March 31, 2002, from the exercise of 63,111 stock options.

We believe our current cash, cash equivalents, marketable securities and cash generated from operations will be sufficient to fund our current operating needs and capital expenditures for the foreseeable future. We currently have no credit facilities in place. If we decide to acquire complementary businesses, product lines or technologies, or enter into joint ventures or strategic alliances that require substantial capital, we intend to finance those activities by the most attractive alternative available, which could include bank borrowings, the issuance of debt or equity securities or the proceeds from this offering. The proceeds of this offering will permit us to move more quickly and effectively in marketing our products worldwide, developing new technologies and new applications for existing technologies and pursuing acquisitions and strategic alliances.

Cash Flows

Net cash used by operations was $1.06 million for the three months ended March 31, 2002, while operating activities provided cash of $755,000 during the same period in 2001. Although we reported net earnings of $837,000 during the 2002 period compared to a net loss of $6,300 in the 2001 period, we used cash in our operating activities during 2002 primarily for increases in accounts receivable and inventories of $1.0 million and $705,000, respectively, and for reducing our current liabilities by nearly $1.54 million.

Net cash provided by operating activities was $3.06 million in 2001, $690,000 in 2000 and $2.95 million in 1999. Net cash provided by operating activities increased to $3.06 million in 2001 from $690,000 in 2000, an increase of approximately $2.37 million. This increase in 2001 compared to 2000 was primarily the result of an increase in net income of $685,000 to $1.52 million in 2001 from $832,000 in 2000 and a $1.23 million decrease in the amount of cash used for changes in working capital components to $1.53 million in 2001 from $2.76 million in 2000. For 2000, as compared to 1999, net cash provided by operating activities decreased to $690,000 in 2000 from $2.95 million in 1999, a decrease of $2.26 million. This decrease in 2000 compared to 1999 was primarily the result of a $4.98 million decrease in net income to $832,000 in 2000 from $5.82 million in 1999 due to the $8.9 million pretax payment received in connection with our former development agreement with Sofamor Danek in 1999. In 2000, we reduced the cash used for changes in working capital components to $2.76 million from $5.13 million in 1999, a reduction of $2.37 million.

Net cash used in investing activities was $717,000 for the three months ended March 31, 2002, as compared to $1.35 million for the same period in 2001, a decrease of $633,000. This decrease in the use of cash in investing activities during the 2002 period compared to the 2001 period was the result of a $761,000 reduction in additions to patents and intangible assets and capital expenditures for equipment and fixtures.

Net cash used in investing activities was $3.09 million in 2001 and $2.94 million in 2000 while investing activities provided cash of $803,000 in 1999. In 2001, our primary investing activities using cash were the purchase of $3.90 million in marketable securities and capital expenditures of $3.11 million for additional manufacturing tooling and equipment, office furniture and equipment, non-competition agreements and licensing fees for patents, while maturing certificates of deposit and sales of marketable securities provided cash of $3.92 million. In 2000, our primary investing activities using cash were the purchase of $2.23 million in marketable securities and certificates of deposit with maturities over 90 days and capital expenditures of $1.65 million for additional manufacturing tooling and equipment, office furniture and equipment and licensing fees for patents, while maturing certificates of deposit and the sale of marketable securities provided cash of $949,000. In 1999, our primary investing activities using cash were the purchase of $380,000 in marketable securities and capital expenditures of $5.64 million for leasehold improvements and furnishings and equipment for our newly leased Plano, Texas facility, manufacturing tooling and equipment and licensing fees for patents. We received net proceeds of $6.35 million from the sale of our former facility to Atrion Corporation and $466,000 from the sale of marketable securities.

Net cash provided by financing activities was $387,000 for the three months ended March 31, 2002, as compared to $118,000 for the same period in 2001. During the first quarter of 2002, we used $13,000 to reduce certain debt obligations, while we received $399,000 from the exercise of stock options. During the first quarter of 2001, we used $12,000 to reduce our obligations under certain debt agreements, while we received $130,000 from the exercise of stock options.

Net cash provided by financing activities was $957,000 in 2001 and $2.57 million in 2000, while financing activities in 1999 used cash of $7.81 million. During 2001, we used $48,000 to reduce certain debt obligations, while we received approximately $1.0 million from the exercise of stock options. During 2000, we used $29,000 to reduce certain debt obligations, while we received $2.6 million of cash from the exercise of stock options at an aggregate exercise price of $1.93 million, the private placement of $400,000 in common stock and the issuance of a long-term note payable with a principal amount of $270,000. During 1999, we used $3.63 million to repay our mortgage debt when we sold our former facility to Atrion Corporation and $4.75 million for share repurchases, while we received approximately $573,000 from the exercise of stock options.

Currency Fluctuations

Substantially all of our international sales are denominated in U.S. dollars. Fluctuations in currency exchange rates in other countries could reduce the demand for our products by increasing the price of our products in the currency of the countries in which the products are sold, although we do not believe currency fluctuations have had a material effect on our results of operations to date.

BUSINESS

Overview

We design, develop, manufacture and market advanced implantable neuromodulation devices that improve the quality of life for people suffering from chronic pain. Neuromodulation devices include implantable neurostimulation devices, which deliver electric current directly to targeted nerves, and implantable drug pumps, which deliver small, precisely controlled doses of drugs directly to targeted sites within the body. Our products utilize innovative technologies that offer advanced programming features, user-friendly interfaces and smaller implanted devices, resulting in greater patient comfort. We are leveraging our neuromodulation product platforms to develop new pain management products and to expand into new applications.

We market our products to physicians who specialize in managing chronic pain. We define chronic pain as pain that persists or recurs for more than six months, is resistant to conservative therapies and significantly restricts a patient’s normal activities. There are approximately 3,000 pain management specialists in the U.S., 80% of whom are anesthesiologists and 20% of whom are neurosurgeons or orthopedic surgeons, and the number of pain management specialists is growing steadily.

We currently market three principal product lines: our Renew RF system, our Genesis IPG system and our AccuRx implantable drug pump. We have sold Renew in the U.S. since June 1999 for treatment of chronic pain of the trunk and limbs. Renew’s advanced features effectively manage complex and multi-extremity pain patterns and provide pain management specialists with significant programming flexibility. We began selling Genesis in Europe in the first quarter of 2001 and in the U.S. and Australia in January 2002 for treatment of chronic pain of the trunk and limbs. We believe that Genesis offers a superior size-to-function ratio, greater patient comfort, more flexibility in addressing different pain patterns and other technological advances, which provide us with a competitive advantage. We began selling AccuRx in certain international markets in the second quarter of 2001 and are currently conducting clinical trials of AccuRx in the U.S. under an IDE. AccuRx is smaller than the other constant rate drug pumps currently on the market, and it incorporates a new polymeric diaphragm technology that makes it more precise under varying conditions than other constant rate drug pumps.

Our HDI subsidiary, which we acquired in January 2001, designs and manufactures medical devices for us, and for other companies on an O.E.M. basis. HDI’s core strength is in developing highly-sophisticated electromechanical devices featuring electronic circuits with very low power requirements. We acquired HDI to leverage its expertise in development and manufacturing and benefit from its technology platforms.

The Neuromodulation Market Opportunity

When treating patients suffering from chronic pain, pain management specialists can select from several therapy options, ranging from the least invasive and lowest-cost therapies to the most aggressive and expensive therapies. Initially, patients typically try over-the-counter medications and physical therapy. If these therapies fail, patients generally try some combination of prescription medications, TENS therapy (application of electrical impulses to the skin), psychological therapy and nerve blocks (injections that provide temporary pain relief). If these therapies do not succeed in relieving pain, patients may then try narcotic and opioid drugs, neurolysis (destruction of the affected nerve) and thermal procedures. At some point during their course of treatment, patients may use neuromodulation products or undergo more invasive surgical procedures.

Patients who opt for neurostimulation or drug pumps to treat chronic pain typically range in age from 25 to 55, have suffered back or neck injuries or otherwise suffer from degenerative spine conditions, and are in constant pain that has not been alleviated by other therapies, including back surgeries. A growing number of patients are choosing neuromodulation over prolonged systemic use of narcotic or opioid drugs, which have negative side effects, or back surgeries involving vertebral fusion or nerve destruction, which are irreversible and often unsuccessful.

The use of neuromodulation devices to manage chronic pain is growing rapidly. According to an independent industry study, the worldwide market for neuromodulation products was approximately $525 million in 2001, up 21% from the previous year. This study estimates that the worldwide market will grow to approximately $1.1 billion by 2005, based solely on treatment indications currently approved in the U.S. for neuromodulation products. Within the neuromodulation market, neurostimulation products generated an estimated $295 million in revenues in 2001 and are projected to grow at an annual rate of about 23% to approximately $675 million in 2005, and implantable drug pumps generated approximately $230 million in revenues in 2001 and are projected to grow at an annual rate of about 19% to approximately $450 million by 2005.

Furthermore, based on this industry study and our experience with pain management specialists, we believe the chronic pain portion of the neuromodulation market is severely underpenetrated. Although at least three million chronic pain sufferers worldwide may benefit from neuromodulation therapies, only approximately 50,000 patients in 2001, or less than 2% of the potential chronic pain market, were implanted with neurostimulation devices or drug pumps.

The primary factors driving the rapid growth of the neuromodulation market include the following:

•	Increased physician and patient awareness of the benefits of neuromodulation. Neuromodulation can manage pain effectively, is minimally invasive, has few side effects and is reversible. As physicians and their patients are becoming more aware of these benefits and more accepting of this treatment option, neuromodulation is being used earlier in the process of managing chronic pain. Consequently, the number of pain management specialists worldwide who understand and are trained to use neuromodulation products and techniques is growing steadily.

•	Expanded indications for the use of neuromodulation products. Neuromodulation products have demonstrated success in the treatment of indications outside of chronic pain. The recent approval of the use of these products to address new indications, including essential tremor, Parkinson’s Disease, and incontinence, as well as future approvals to treat angina and severe headaches, will expand the neuromodulation market.

•	Technological advances in neuromodulation products. Advances in technology have decreased the size of neuromodulation devices, increased the longevity of their power sources and enhanced programmability and other functional components of the devices, leading to better results for patients.

•	Patients’ increased focus on quality of life. In the past, chronic pain sufferers were generally resigned to long-term use of pain-killing drugs, often bedridden and unable to maintain a normal lifestyle. Today, the average chronic pain patient expects to resume an active lifestyle following an injury or illness, and is thus more likely to consider and accept neuromodulation therapy.

Our Strategy

Our objective is to be a leading provider of a full range of innovative neuromodulation devices for the management of chronic pain and nervous system disorders. To achieve this objective, we are pursuing the following business strategies:

•	Expand our presence in the chronic pain market. Through the recent launch of our IPG system, we have entered a market that is estimated to be four times larger than the RF market, and thus significantly expanded our potential market opportunity. We intend to increase our penetration of the chronic pain market by enhancing our sales and marketing resources. We will leverage our relationships with pain management specialists as well as our favorable track record with our RF systems to grow our market share in the IPG portion of the neurostimulation market and to further strengthen our position in the RF portion of this market.

•	Pursue regulatory approvals for new treatment indications. We believe our neurostimulation technology platforms have broad applicability for multiple treatment indications beyond chronic pain conditions. We will pursue regulatory approvals for new clinical applications to treat disorders affecting large patient populations, including essential tremor, Parkinson’s Disease, angina and severe headaches, where neuromodulation has demonstrated success.

•	Continue to build and expand our technology leadership. We have focused on building a corporate infrastructure and core competency in research and development, manufacturing, sales and marketing, reimbursement and regulatory affairs to provide our customers with the highest quality products and services. We believe this strategy will enable us to expand our existing product platforms into new applications and product offerings. We will continue to invest significant resources in the development of our infrastructure and technology platforms to maintain our reputation as a leader in the neuromodulation market.

•	Evaluate and pursue acquisitions and strategic alliances. We will pursue acquisitions and strategic alliances that complement our existing neuromodulation business, products and technology platforms and that enhance our product development, technological and marketing capabilities.

Our Products

Within the neuromodulation market, there are two main categories of treatment: neurostimulation, in which an implanted device delivers electrical current directly to the affected nerves, and implantable drug pumps, in which an implanted pump delivers drugs directly to the affected part of the body. We currently market products in both of these treatment categories.

Neurostimulation Therapy Overview

Neurostimulation involves delivering small, mild electrical pulses to the spinal cord or peripheral nerves to inhibit or block the sensation of pain. This stimulation of nerves at or near the site where pain is perceived masks the sensation of pain by generating a tingling sensation or “paresthesia.” Neurostimulation is generally used to manage sharp, intense and constant pain arising from nerve damage or nervous system disorders.

A neurostimulation system typically consists of a pulse generator that produces electrical current, and an external or internal power source. The pulse generator is generally implanted under the patient’s skin in the abdominal area. Leads, which are catheters that contain electrodes and connecting wires, extend from the pulse generator to the targeted therapy site in the epidural space along the spinal cord. The electrodes are centered on the therapy site and deliver electrical current from the pulse generator to the prescribed area. An external programmer allows the physician and patient to adjust the electrical current to the electrodes to optimize the therapeutic effect.

Implant procedures are most often performed at hospitals on an outpatient basis, with a small percentage of procedures also performed at ambulatory surgery centers and at hospitals on an inpatient basis. In most cases, a patient will receive a trial device for a period of up to two weeks. Based on our experience, more than 70% of patients who undergo a trial procedure elect to receive a permanent implant. Implant procedures cost between $30,000 and $50,000, including the cost of the system. The cost of the system generally ranges from $10,000 to $20,000, depending on whether an RF or IPG system is used, the components utilized and the sophistication of the system selected.

Clinical results demonstrate that the majority of patients who are implanted with a neurostimulation system experience a substantial reduction in pain, an increase in activity level, a reduction in use of narcotics and a reduction in hospitalization. We believe these benefits translate into an overall reduction in healthcare costs as well as a significant improvement in the patient’s quality of life.

Our Neurostimulation Products

We currently have two neurostimulation product platforms that we market worldwide: our Renew RF system, which uses an external power source, and our Genesis totally implantable IPG system.

Renew

Renew is the latest generation system in our RF stimulation product line and is the leading technology in the RF stimulation market. We introduced Renew in the U.S. during June 1999 and began selling it in international markets during 2000. The Renew system consists of an implanted RF receiver/pulse generator and leads, and a transmitter containing a power source that is worn externally. The system is powered with the help of an antenna that is attached to the patient’s skin with adhesive tape. Because Renew has a rechargeable, external power source, we believe it is best suited for patients with complex, changing or multi-extremity pain patterns that require higher power levels for treatment.

RENEW RF SYSTEM

Genesis

In late 2000, we received regulatory approvals to begin selling our Genesis IPG system in certain international markets, and we commenced sales during the first quarter of 2001. On November 21, 2001, we received FDA approval of Genesis for treatment of chronic pain of the trunk and limbs, and we launched Genesis in the U.S. in January 2002. We now participate in the largest part of the implantable neurostimulation market, as approximately 80% of neurostimulation implantation procedures performed involve IPG systems and the remainder involve RF systems.

Like other IPGs, Genesis is totally implanted and contains a power source with a life of two to five years, depending on stimulation parameters. Generally, simple, localized pain sufferers require less power output than complex, multi-site pain sufferers. These patients and their physicians will usually select an IPG in order to benefit from the convenience of a totally implantable system.

GENESIS IPG SYSTEM

Our Neurostimulation Technologies

Although our Renew and Genesis systems differ in certain significant respects, they share similar technology platforms and benefits, including:

•	Greatest number of electrodes. Our neurostimulation systems are the only products on the market that utilize octapolar, or 8-electrode, leads, and Renew can accommodate up to 16 electrodes. A greater number of electrodes results in more comprehensive coverage along the spine, and provides physicians with increased flexibility in accommodating a patient’s changing pain patterns.

•	Advanced programmability. Our technologies allow physicians to program the system for rapid and sequential delivery of multiple stimulation programs to cover large, complex pain patterns. Additionally, our systems provide a large number of program choices that allow patients to select a number of different stimulation programs to optimize treatment as pain patterns change. We have also developed PainDoc, a Windows-based proprietary computerized support system that serves as a programming tool for Renew and Genesis.

•	Innovative and patented technology. Our neurostimulation devices offer our advanced patented technology, which allows programmability of each individual electrode to a “tri-state” position, either positive, negative or neutral. This provides added flexibility in directing the flow of stimulation and is a valuable tool in addressing lead migration (the slippage of leads from their initial placement within the body after implantation), which occurs in 10% to 15% of cases.

•	Reduced size of implanted device. Our Renew receiver and our Genesis IPG are smaller than comparable products currently on the market, which results in enhanced patient comfort.

•	Ease of lead implantation. Our leads are designed for ease of implantation, which makes the procedure easier for physicians to perform and reduces the time required to complete the procedure.

•	User-friendly interface. Our neurostimulation devices have easy-to-use controls and interactive displays that include a stimulation diagram for quick visual confirmation of stimulation coverage.

The following table summarizes some of the key features of the Renew and Genesis systems:

PRODUCT FEATURES	RENEW	GENESIS

Implanted Elements	receiver/pulse generator, leads	pulse generator/power supply, leads
External Elements	programmer, transmitter/ power supply, antenna	programmer
Battery	external, rechargeable and replaceable	internal with 2-5 year life, depending on program settings and system use
Programming Control	24 programs, plus some patient control	24 programs
Lead and Electrode Capacity	1 to 4 leads utilizing up to 16 electrodes	1 or 2 leads utilizing up to 8 electrodes

Our Implantable Drug Pump Product — AccuRx

Implantable drug pumps deliver precise doses of medication directly to the site where it is needed. This direct drug delivery creates a higher drug concentration at the site, which can often provide faster relief with much lower quantities of medication. For example, the difference in intraspinal versus oral morphine dosage is 1:300. These lower dosages help to minimize side effects, and are more economical for the patient and the third-party reimbursement system. Today, implantable drug pumps are used for the delivery of morphine and baclofen for the treatment of pain (such as cancer or arthritis pain) and spasticity, and for the intra-arterial delivery of various drugs for chemotherapy.

Implantable drug pumps consist of the pump and a catheter. The pump contains a reservoir that holds the drug and regulates the drug’s delivery rate. The pump is implanted under the skin in the abdominal area and is connected to the catheter, which is tunneled under the skin into either the epidural or intrathecal space of the spinal column. Implantation procedures are most often performed at hospitals on an outpatient basis, with a small percentage of procedures also performed at ambulatory surgery centers and at hospitals on an inpatient basis. The pump is refilled by placing a needle through the skin into an access port on the pump and injecting the drug into the reservoir.

Currently, there are two basic types of implantable drug pumps — constant rate and programmable. Constant rate pumps provide drug infusion at a single, continuous flow rate that cannot be changed once the pump has been implanted in the patient. Programmable pumps allow the rate of drug delivery to be non-invasively changed to meet the patient’s needs. According to an industry report, worldwide sales of programmable drug pumps were approximately $207 million in 2001, as compared with worldwide sales of constant rate drug pumps of $23 million in 2001.

We currently offer one drug pump product, our AccuRx constant rate drug pump. We received regulatory approvals to distribute AccuRx in certain international markets for the delivery of morphine and began selling AccuRx in those markets in the second quarter of fiscal 2001. We also received an IDE from the FDA to initiate clinical trials in the U.S. for the delivery of morphine. The clinical trials will include 15 sites and 109 patients, of which 62 are currently enrolled. The trials commenced in the first quarter of 2001, and the first pump was successfully implanted in April 2001. These trials will provide data to support our PMA for U.S. market introduction.

AccuRx is currently the only constant rate drug pump that is powered by our proprietary polymeric diaphragm, rather than by pressurized gas in a chamber surrounding the drug reservoir. The advantages of this design are that our pump is more precise under varying conditions (because its operation is not affected by changes in the body’s temperature or pressure), simpler to manufacture, smaller than other drug pumps on the market and can hold more drug for its size than competing products.

Sales and Marketing

General

We target our sales and marketing efforts at pain management specialists, which include anesthesiologists, neurosurgeons and orthopedic surgeons. Because most pain management specialists implant both RF and IPG devices, as well as drug pumps, we expect to leverage our relationships with pain management specialists and track record with our RF systems to establish our position in the IPG portion of the neurostimulation market. Additionally, by rounding out our product offerings with our IPG system, we will now be able to target physicians who have historically implanted only IPGs.

In 2001, we derived 90% of our net revenues for neuromodulation products from domestic sales and approximately 10% from international sales.

U.S.

In the domestic market, we currently use a hybrid sales force including 30 people employed by 3 independent distributors, 55 commissioned sales agents and 5 direct sales people. We typically have contracts with all of our distributors and sales agents that provide for exclusive territories and sales quotas.

Our independent distributors cover three geographic territories, focus predominantly on the chronic pain market and devote the majority of their selling efforts to our products. We sell our products to our distributors at a discount from our list prices, and, in turn, the distributors sell the products, invoice their customers and collect their receivables.

Our sales agents cover 23 geographic territories and focus predominantly on the pain management market. Many of our sales agents sell our products as their flagship product line. We pay our sales agents commissions at contractual rates, and we invoice and collect revenues from end users.

We also employ four regional sales managers who interact with our customers and oversee our independent distributors, commissioned sales agents and direct sales people, and a Vice President of North American Sales, who coordinates the sales efforts of our distribution network in North America.

Our domestic marketing programs include:

•	medical marketing programs intended to educate physicians and their staffs about successfully promoting their practices, educate patients about the diagnosis and treatment of various conditions, and train office staffs to work with patients;

•	surgical training programs offered to physicians interested in improving their surgical techniques;

•	education materials, such as brochures and videos, to educate patients and physicians about treatment options and about our products in particular;

•	reimbursement assistance, with the help of outside consultants, to assist physicians in obtaining appropriate reimbursement for our products;

•	advisory boards composed of key U.S. and international opinion leaders who provide us feedback about our current and future products, diagnostic and treatment trends and other areas of interest;

•	web site marketing focused on educating both physicians and patients about our product alternatives, reimbursement for our procedures and our marketing programs;

•	medical journal publications and advertisements; and

•	involvement in medical device societies and medical foundations.

International

Internationally, we market our products through 20 independent distributors and 2 sales agents, who represent us in 22 countries. Our Director of International Operations, who is based in the United Kingdom, manages our international distribution network. We are in the process of training and signing independent distributors to market our products in additional countries.

Customer Service

Our sales representatives are responsible for training physicians and nurses on programming and trouble-shooting any problems with our RF and IPG systems. Both the RF and IPG systems have 24 different program settings, which can be programmed and saved into memory. Therefore, significant training of physicians and nurses is required for new users of our product. We typically provide a warranty against defects in workmanship and materials for one year from the date of sale of our products to end users.

Research and Development

We currently have an in-house research and development staff of 47 people. In 2001, we spent $4.9 million (13% of total net revenue) on research and development, and we expect to increase our investment in research and development and clinical trials for 2002 to approximately $6.1 million.

Our current research and development efforts include work on the following:

•	an IPG stimulation system for deep brain stimulation to address occipital headaches (frequent severe headaches that begin in the back of the head and migrate forward). During the first quarter of 2001, we initiated a pilot clinical study in the U.S., which consists of 10 patients at 2 sites, to evaluate the efficacy of Genesis for treating occipital headaches. We expect to complete the pilot study during the second quarter of 2002, and the data will be used to determine the parameters for a larger pivotal clinical study to support a PMA application for Genesis to treat occipital headaches. There are approximately one million patients in the U.S. alone who suffer from occipital headaches;

•	IPG stimulation systems for deep brain stimulation to address essential tremor, Parkinson’s Disease and other indications;

•	new applications of our neurostimulation systems to address angina, peripheral vascular disease and sacral nerve stimulation for pelvic pain and incontinence;

•	next-generation IPG and RF neurostimulation systems;

•	next-generation drug pumps, including a prototype programmable pump that will take several years to develop, and new applications for drug pumps; and

•	clinical trials that we expect to initiate on several of our new products upon IDE approval from the FDA.

Hi-tronics Designs, Inc.

Our HDI subsidiary developed and is the manufacturer of our Genesis IPG, and is also the manufacturer of the transmitter used with Renew. HDI’s core strength is in developing highly sophisticated electromechanical devices featuring electronic circuits with very low power requirements, utilizing both discrete and highly integrated technology. Combined with our capabilities in the design and manufacture of implantable leads, electronic device control and communication systems and implantable drug pumps, we believe this expertise will allow us to develop more sophisticated products in less time.

As an O.E.M. manufacturer, HDI has developed and introduced more than 60 medical devices for leading medical device companies in the fields of cardiology, neurology and orthopedics. Through HDI, we offer our customers complete development and manufacturing services, beginning with product definition and design and continuing through validation, prototyping, regulatory approval and manufacturing. In 2001, our O.E.M. operations accounted for 27.6% of our consolidated revenues. In the quarter ended March 31, 2002, our O.E.M. operations accounted for 21.7% of our consolidated revenues. We expect this percentage to continue to decrease.

Manufacturing

We operate two manufacturing facilities: one in Plano, Texas and the other in Hackettstown, New Jersey. We assemble and package the majority of our neurostimulation devices and implantable drug pumps at our Plano facility. We also manufacture a variety of medical devices and products on an O.E.M. basis in our Hackettstown facility.

Our manufacturing processes largely consist of the assembly of standard and custom components that we purchase from third-party subcontractors, functional testing to ensure adherence to specifications and inspection of completed products, and the manufacture of our own leads and drug pumps. Our implantable devices are assembled and sterilized in a “clean room” environment designed and maintained to reduce product exposure to particulate matter.

We rely on third-party suppliers for most of our products’ components and on single suppliers for several critical components used in our main products, including the computer chip used in the receiver of our RF system, the computer chip used in the IPG programmer and Renew transmitter, the batteries used in our IPG system and the medical-grade polyurethane (bionate) that we and our competitors use in our products. We have been notified by the supplier of the computer chip used in the receiver of our RF system that it will cease manufacturing and supplying the computer chip in the future, but to date it has not determined when this will occur. This supplier has agreed to allow us to place a final one-time purchase order for the computer chip. In the interim, we are maintaining a higher than normal inventory of the computer chip and are working to develop a new product design that uses an alternative computer chip.

We currently have sufficient capacity to support our business plan for the foreseeable future. We estimate that our current manufacturing capacity is sufficient to handle more than a four-fold increase in product volume.

Intellectual Property

We rely on a combination of patents, trade secrets, know-how, trademarks and agreements to protect our intellectual property. We currently own or hold exclusive field of use licenses to 23 U.S. and 5 foreign patents relating to our stimulation systems’ electrode, receiver, transmitter and programmer technology and our fully-implantable drug pump technology. These and other co-owned and non-exclusively licensed patents cover important aspects of both our RF and IPG stimulation systems for a wide range of current and future applications. We currently have 8 pending U.S. patent applications assigned to us, and 15 pending foreign patent applications. Among other things, these pending patent applications cover new stimulation lead technology, implant accessories, improved connector mechanisms and implantable drug delivery technology.

We have developed technical knowledge which, although non-patentable, we consider to be significant in enabling us to compete. However, the proprietary nature of such knowledge may be difficult to protect. We have entered into agreements with each of our key employees prohibiting such employees from disclosing any of our confidential information or trade secrets or engaging in any competitive business (as defined in the agreements) while the employee is working for us and for a period of one year thereafter. In addition, these agreements also provide that any inventions or discoveries by these individuals relating to our business will be assigned to us and become our sole property.

We own a number of U.S. trademark registrations, including AccuRx®, Advanced Neuromodulation Systems®, ANS & Design®, PainDoc®, and Renew®. U.S. trademark applications are pending for various trademarks that we believe have value (or will have value) in the marketplace, including GenesisTM and Life Gets BetterTM. We also own trademark registrations and applications in countries outside of the U.S.

Competition

We are a small company competing in a large and rapidly growing market. We believe that the principal competitive factors in the neuromodulation market are the quality, performance, cost-effectiveness, ease of use, customer service and technical innovation of neuromodulation devices and the existence and benefits of cost-effective alternative therapies.

Our only significant competitor at this time in the neurostimulation portion of the market is Medtronic, one of the world’s largest medical device companies, which has substantially greater resources and marketing power than we do. The neuromodulation market is one of Medtronic’s fastest growing segments. Competitive pressures could increase in the future as Medtronic attempts to secure and grow its position in the neuromodulation market. In the constant rate drug pump portion of the market, our principal competitors are Medtronic and Arrow International.

We believe the neuromodulation market is a high growth-potential market and that other companies are attempting and will attempt in the future to bring new products or therapies into this market. Barriers to entry by new competitors are high, due to a long and expensive product development and regulatory approval process and the intellectual property and patent positions existing in the market. However, other medical device companies may be able to enter the neuromodulation market by leveraging their existing technologies into neuromodulation platforms, thereby decreasing the time and resources required to enter the market.

Government Regulation

In the U.S., we are subject to regulation by numerous governmental authorities, principally the FDA. The research and development, manufacturing, promotion, marketing and distribution of our products in the U.S. are governed by the Federal Food, Drug and Cosmetic Act and the regulations promulgated thereunder (the FDC Act and Regulations). We are subject to inspection by the FDA for compliance with the procedures set forth in the FDC Act and Regulations. Both of our manufacturing operations are required to comply with the FDA’s Quality System Regulations, commonly referred to as QSR. QSR addresses design controls and methods, facilities and quality assurance controls used in manufacturing medical devices.

The FDA has traditionally pursued a rigorous enforcement program to ensure that regulated entities comply with the FDC Act and Regulations. A company not in compliance may face a variety of regulatory actions, including warning letters, product detentions, device alerts, mandatory recalls or field corrections, product seizures, rescission of marketing permits, injunctive actions or civil penalties and criminal prosecutions of the company or responsible employees, officers and directors. The FDA last inspected our Plano facility in July 2001 and our Budd Lake and Hackettstown facilities in September 2000, and no major nonconformances were found at any of these locations.

Under the FDA’s requirements, a new medical device cannot be released for commercial use until a PMA application has been filed with the FDA and the FDA has approved the device’s release. If a manufacturer can establish that a newly developed device is “substantially equivalent” to a legally marketed device, the manufacturer may seek marketing clearance from the FDA to market the device by filing a 510(k) premarket notification with the FDA, which usually takes less time than a PMA. Either a 510(k) or a PMA, if granted, may include significant limitations on the indicated uses for which a product may be marketed, and FDA enforcement policy strictly prohibits the promotion of approved medical devices for unapproved uses. In addition, product approvals can be withdrawn for failure to comply with regulatory requirements or the occurrence of unforeseen problems following initial marketing. Although all of our currently marketed products, with the exception of our Genesis IPG, have been the subject of successful 510(k) submissions, we believe that because the products we are currently developing are more innovative, some of these products will require us to undertake the lengthier and more costly PMA submission process.

The process of obtaining FDA clearance can be lengthy, expensive and uncertain. Additionally, our recent experience with our Genesis IPG system demonstrates that the FDA clearance process is unpredictable. In February 1999, we met with the FDA to discuss the submission of a PMA application for Genesis. On the recommendation of the FDA, we sought reclassification of our Genesis system in order to be able to use the shorter 510(k) filing process. In September 1999, the FDA’s neurological panel recommended approval of our reclassification. One year later, the FDA published its position supporting the reclassification of Genesis in the Federal Register, and allowed a 30-day “comment period” on the decision. Medtronic, our most significant competitor, was granted a one-month extension to the comment period. In February 2001, the FDA reversed its position and denied our petition to reclassify Genesis, making it necessary for us to undertake the lengthier PMA application process for Genesis, which we promptly did. We received PMA approval of Genesis from the FDA on November 21, 2001.

Medical device laws are also in effect in many of the countries outside the U.S. in which we do business. These laws range from comprehensive device approval and quality system requirements for some or all of our products to simpler requests for product data or certifications. The number and scope of these requirements are increasing and, as we expand our business into new jurisdictions, we will be subject to additional laws. In June 1998, the European Union Medical Device Directive became effective, and all medical devices sold in Europe must now meet the Medical Device Directive standards and receive CE Mark certification. CE Mark certification involves a comprehensive quality system program and submission of data on a product to the Notified Body in Europe. The Medical Device Directive and the ISO 13485 standard are recognized international quality standards that are designed to ensure that companies develop and manufacture quality medical devices. Our Plano facility was audited in November 2001, and our Budd Lake and Hackettstown facilities were audited in June 2001, for compliance with the Medical Device Directive and ISO 13485, and all three facilities are certified to these standards.

The financial arrangements through which we market, sell and distribute our products are subject to federal and state laws and regulations in the U.S. with respect to patients who are Medicare or Medicaid beneficiaries. These laws include “fraud and abuse” and physician anti-referral laws and regulations. Violations of these laws and regulations may result in civil and criminal penalties, including substantial fines and imprisonment. In a number of states, the scope of fraud and abuse or physician anti-referral laws and regulations, or both, have been extended to include all patients, as opposed to just Medicare and Medicaid beneficiaries. Additionally, our financial arrangements with our customers may be subject to increasing regulation in the future, due to proposed health reform initiatives. Although we do not believe that we will need to undertake any significant expense or modification to our manufacturing operations or the conduct of our business to comply with current or proposed federal or state fraud and abuse or physician anti-referral laws or regulations, if we do not comply with any such laws or regulations, our business practices could be adversely affected, and we may also be affected in other respects not presently foreseeable that could have an adverse impact on our business, financial condition and results of operations.

Third-Party Reimbursement

Hospitals and ambulatory surgery centers are the primary purchasers of neuromodulation products. These primary purchasers then bill various third-party payors for the neuromodulation products and procedures they provide to their patients. In the U.S., these third-party payors include Medicare and Medicaid, private insurance companies and managed care organizations, and workers’ compensation programs, each of which currently accounts for approximately one-third of our total U.S. product reimbursements. Third-party payors carefully scrutinize whether to cover new products and the level of reimbursement for covered products, and coverages and reimbursement levels for neuromodulation products vary among these three primary purchasing groups and the healthcare setting in which physicians perform procedures, and change from year to year.

Internationally, reimbursement levels and coverages for neuromodulation products vary significantly among the countries in which we do business due to the wide variety of health care payment systems in these countries, which include both government-sponsored health care and private insurance.

We currently employ five individuals within our sales and marketing department who work solely on issues related to third-party reimbursement. The responsibilities of these employees include assisting and training physician practices and medical facility staffs in obtaining pre-authorization and confirmation of amount of reimbursement for our products, working with third-party payors as they periodically evaluate reimbursement coverages and levels, and communicating updates on reimbursement information to our sales force.

Employees

As of April 19, 2002, we employed 231 full-time employees, including 47 in research and development, 34 in sales and marketing, 129 in manufacturing and related operations, and the remainder in executive and administrative positions. None of our employees is represented by a labor union and we consider our employee relations to be good.

Facilities

We entered a 63-month lease agreement, which became effective on June 1, 1999, for our 40,000 square foot corporate headquarters and manufacturing facility in Plano, Texas. We also have two five-year renewal options and a right of first refusal to acquire the facility.

We also lease facilities in New Jersey as a result of our acquisition of HDI. One of the facilities, located in Budd Lake, New Jersey, is 8,800 square feet of office space that is used for administration, design engineering, drafting, documentation and regulatory affairs. The lease expires on May 31, 2003. We also lease 15,000 square feet of space in Hackettstown, New Jersey used for our O.E.M. manufacturing operations. The Hackettstown lease expires on December 31, 2002 and is renewable for two additional one-year periods. In addition, effective January 1, 2001, we leased an additional 2,200 square feet of space in the Hackettstown facility adjacent to the existing manufacturing space. This lease expires on June 30, 2002. All of the monthly rental rates include certain operating expenses such as property taxes, insurance, utilities, landscape and maintenance and janitorial services.

Legal Proceedings

We are a party to product liability claims arising in the ordinary course of business related to our neurostimulation devices. Our product liability insurers have assumed responsibility for defending us against these claims, subject to reservation of rights in certain cases. Historically, product liability claims for our neurostimulation devices have not resulted in significant monetary liability beyond our insurance coverage. We seek to maintain appropriate levels of product liability insurance with coverage that we believe is comparable to that maintained by companies similar in size and serving similar markets.

Except for the ordinary course product liability claims discussed above, we are not currently a party to any other pending legal proceeding. We maintain general liability insurance against risks arising out of the normal course of business.

MANAGEMENT

Executive Officers and Directors

Set forth below is certain information concerning our executive officers and directors, including their ages, as of April 19, 2002:

Name	Age	Title

Christopher G. Chavez	46	President; Chief Executive Officer and Director
F. Robert Merrill III	52	Executive Vice President-Finance; Chief Financial Officer; Treasurer and Secretary
Scott F. Drees	44	Executive Vice President-Sales and Marketing
Anthony J. Varrichio	55	Executive Vice President; Chief Technology Officer; President of Hi-tronics Designs, Inc.
Kenneth G. Hawari	43	General Counsel; Executive Vice-President-Corporate Development
James P. Calhoun	52	Vice President-Human Resources
John H. Erickson	53	Vice President-Research and Development
Stuart B. Johnson	55	Vice President-Manufacturing
Hugh M. Morrison(1)	55	Chairman of the Board of Directors
Robert C. Eberhart, Ph.D.(1, 2)	65	Director
Joseph E. Laptewicz(3)	53	Director
A. Ronald Lerner(3)	56	Director
Richard D. Nikolaev(3)	63	Director
Michael J. Torma, M.D.(1, 2)	59	Director

(1)	Member of the Compensation Committee of the Board of Directors

(2)	Member of the Stock Option Plan Committee of the Board of Directors

(3)	Member of the Audit Committee of the Board of Directors

Christopher G. Chavez has been our President, Chief Executive Officer and Director since April 1998. From April 1997 to November 1997, Mr. Chavez was Vice President, Worldwide Marketing and Strategic Planning of Eastman Kodak Company. From September 1981 to April 1997, Mr. Chavez was employed by Johnson and Johnson Medical, Inc. where he held various positions, including Vice President and General Manager of the Infection Prevention Business Unit from August 1995 to April 1997; Director, International Marketing from June 1994 to August 1995; and Director, New Business Development from January 1990 to May 1994.

F. Robert Merrill III has been our Executive Vice President-Finance since March 1998, Chief Financial Officer since April 1994, Secretary since February 1989, and Treasurer since February 1981. Mr. Merrill was our acting President and Chief Executive Officer from January 1998 to April 1998. From July 1995 to March 1998, Mr. Merrill was our Senior Vice President-Finance, and from February 1981 to July 1995, was our Vice President-Finance. Mr. Merrill joined the Company in October 1979 as Director of Manufacturing Operations.

Scott F. Drees has been our Executive Vice President-Sales and Marketing since March 1998. From April 1996 to March 1998, Mr. Drees was our Vice President-Sales and Marketing. From November 1987 to April 1996, Mr. Drees was employed by St. Jude Medical, Inc., a medical device company, where he held various positions within the sales and marketing area, including Director, North American Sales from August 1990 to April 1996.

Anthony J. Varrichio has been our Executive Vice President and Chief Technology Officer, and President of Hi-tronics Designs, Inc. since March 2002. From January 2001 to February 2002, Mr. Varrichio was an Executive Vice President of ANS and General Manager of Hi-tronics. Prior to our acquisition of Hi-tronics, Mr. Varrichio served as President and Chairman of the Board of Hi-tronics, which he co-founded in 1987.

Kenneth G. Hawari has been our General Counsel and Executive Vice President-Corporate Development since he joined the Company in February 2002. Mr. Hawari was a partner in the Dallas-based law firm of Hughes & Luce, LLP for the preceding 11 years. At the time of his departure, Mr. Hawari served as head of the Corporate Section and on the firm’s Executive Committee and Management Committee. Mr. Hawari joined Hughes & Luce as an associate in 1984 after graduating from The University of Texas School of Law.

James P. Calhoun has been our Vice President-Human Resources since April 1995. From May 1992 to April 1995, Mr. Calhoun was Executive Director of Hogan Quality Institute, a management consulting firm.

John H. Erickson has been our Vice President-Research and Development since September 1996 and was our Director of Electronics Research and Development from January 1996 to September 1996. From August 1982 to October 1995, Mr. Erickson was employed by Orthofix Inc. (formerly American Medical Electronics, Inc.) where he held various positions within the research and development area including Vice President of Research and Development.

Stuart B. Johnson has been our Vice President-Manufacturing since June 1997 and was our Director of Manufacturing from March 1997 to June 1997. From 1993 to 1997, Mr. Johnson was employed by Orthofix Inc. (formerly American Medical Electronics, Inc.) where he held various positions including Vice President of Corporate Operations.

Hugh M. Morrison has been a director since 1983, and has been Chairman since 1998. He has been President and Chief Executive Officer of Clean Acquisition, Inc. and Pilgrim Cleaners, Inc. since March 1996, and was an independent business consultant and investor from January 1993 to February 1996. Mr. Morrison was a director of Owen Healthcare, Inc. from April 1995 to March 1997 and was a director of Equal Net Holding Corp. from March 1995 to March 1996.

Robert C. Eberhart, Ph.D. has been a director since 1994. Dr. Eberhart has been a Professor of Engineering in Surgery at the University of Texas Southwestern Medical Center in Dallas, Texas since September 1976, Adjunct Professor of Biomedical Engineering at the University of Texas at Arlington in Arlington, Texas since September 2001, and the Chairman of the Joint Program in Biomedical Engineering at the University of Texas Southwestern Medical Center in Dallas, Texas and the University of Texas at Arlington in Arlington, Texas from September 1983 to December 1999.

Joseph E. Laptewicz has been a director since 1998. Mr. Laptewicz has been Chairman of Empi, Inc. since January 2001, served as Empi, Inc.’s Chairman and Chief Executive Officer from February 1999 to January 2001, and was President and Chief Executive Officer of Empi, Inc. from October 1994 to January 1999. Mr. Laptewicz has been a director of Angiodynamics, Inc., a subsidiary of E-Z-EM, Inc. since April 1997.

A. Ronald Lerner has been a director since 1999. Mr. Lerner has been an independent business consultant and investor since January 2000. Mr. Lerner was Founder and President of Trendalysis Securities from March 1991 to December 1999, Founder and President of Cypress Asset Management, Inc. from March 1996 to June 1999, and Founder and President of Prometheus Advisors, Inc. from March 1991 to February 1996.

Richard D. Nikolaev has been a director since 1996. Mr. Nikolaev has been President and Chief Executive Officer of NIKOR Enterprises, Inc. since November 1997. Prior to that time, he was President and Chief Executive Officer of Wright Medical Technology, Inc. from November 1995 to November 1997, and Chief Executive Officer of OsteoBiologics, Inc. from August 1995 to November 1995.

Michael J. Torma, M.D. has been a director since 1994. Dr. Torma has been Chief Executive Officer of Torma Executive Consult, LLC since September 2001, and is Clinical Professor of Surgery at Louisiana State Health Sciences Center-Shreveport and Adjunct Professor of Engineering at Louisiana Tech, Ruston. Dr. Torma was Vice President-Technology Development of the Biomedical Research Foundation of Northwest Louisiana and Director of the Center for Biomedical Technology Innovation from September 1996 to August 2001.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of April 11, 2002, by (a) each shareholder known to us to own beneficially 5% or more of our outstanding common stock, based upon our records or records of the SEC; (b) each of our directors; (c) our five most highly-compensated executive officers; and (d) all of our directors and executive officers as a group.

			Percentage of
			Common Stock
			Beneficially Owned(2)

	Amount and Nature of		Before	After
Name and Address of Beneficial Owner	Beneficial Ownership(1)		Offering	Offering

T. Rowe Price Associates, Inc.	1,062,750	(3)	11.63%	9.13%
Brookside Capital Partners Fund, L.P.	650,500	(4)	7.12%	5.59%
Strong Capital Management, Inc.	517,005	(5)	5.66%	4.44%
Anthony J. Varrichio	410,537	(6)	4.49%	3.53%
Christopher G. Chavez	193,151	(7)	2.07%	1.63%
Scott F. Drees	93,001	(8)	1.01%	*
A. Ronald Lerner	75,543	(9)	*	*
F. Robert Merrill III	61,000	(8)	*	*
John H. Erickson	51,000	(10)	*	*
Richard D. Nikolaev	43,092	(11)	*	*
Hugh M. Morrison	42,000	(12)	*	*
Robert C. Eberhart, Ph.D.	25,200	(13)	*	*
Joseph E. Laptewicz	11,250	(14)	*	*
Michael J. Torma, M.D.	1,875	(8)	*	*
All directors and executive officers as a group, including those named above (14 persons)	1,179,247	(15)	12.11%	9.64%

*	Less than 1.0%

(1)	Unless otherwise noted and subject to community property laws, where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(2)	Shares not outstanding but deemed beneficially owned by virtue of the right of a person or member of a group to acquire them within 60 days are treated as outstanding only when determining the amount and percent owned by such person or group.

(3)	Based on information obtained by us from a Schedule 13G filed by T. Rowe Price Associates, Inc. dated February 20, 2002. T. Rowe Price Associates, Inc. is deemed to have beneficial ownership of 1,062,750 shares of our common stock as of December 31, 2001.

(4)	Based on information obtained by us from a Schedule 13G filed by Brookside Capital Partners Fund, L.P. dated February 14, 2002. Brookside Capital Partners Fund, L.P. is deemed to have beneficial ownership of 650,500 shares of our common stock as of December 31, 2001.

(5)	Based on information obtained by us from a Schedule 13G filed by Strong Capital Management, Inc. dated February 13, 2002. Strong Capital Management, Inc. is deemed to have beneficial ownership of 517,005 shares of our common stock as of December 31, 2001.

(6)	Includes 5,000 shares subject to options exercisable within 60 days.

(7)	Includes 190,251 shares subject to options exercisable within 60 days.

(8)	Consists entirely of shares subject to options exercisable within 60 days.

(9)	Includes 8,543 shares subject to options exercisable within 60 days.

(10)	Includes 49,000 shares subject options exercisable within 60 days.

(11)	Includes 18,542 shares subject to options exercisable within 60 days.

(12)	Includes 36,250 shares subject to options exercisable within 60 days.

(13)	Includes 6,250 shares subject to options exercisable within 60 days.

(14)	Includes 9,250 shares subject to options exercisable within 60 days.

(15)	Includes 596,712 shares subject to options exercisable within 60 days.

UNDERWRITING

The underwriters named below have agreed to buy, subject to the terms of the purchase agreement, the number of shares listed opposite their names below. The underwriters are committed to purchase and pay for all of the shares if any are purchased.

Underwriters	Number of Shares

U.S. Bancorp Piper Jaffray Inc.
CIBC World Markets Corp.
Gerard Klauer Mattison & Co., Inc.

Total	2,500,000

The underwriters have advised us that they propose to offer the shares to the public at $          per share. The underwriters propose to offer the shares to certain dealers at the same price less a concession of not more than $          per share. The underwriters may allow and the dealers may reallow a concession of not more than $          per share on sales to certain other brokers and dealers. After the offering, these figures may be changed by the underwriters.

We have granted the underwriters an option to purchase up to an additional 375,000 shares of common stock from us, at the same price to the public, and with the same underwriting discount, as set forth in the table above. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the purchase agreement.

The following table shows the underwriting fees to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	No Exercise	Full Exercise

Per share	$	$
Total	$	$

We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect to those liabilities.

We and each of our directors and executive officers have agreed to certain restrictions on their ability to sell additional shares of our common stock for a period of 90 days after the date of this prospectus. Approximately 358,000 of the shares subject to these agreements are pledged to a third party as collateral securing the personal line of credit of one of our executive officers. This third party could sell these shares under certain circumstances, including the failure of this executive officer to maintain the specified collateral-to-debt ratio. We have also agreed not to directly or indirectly offer for sale, sell, contract to sell, grant any option for the sale of, or otherwise issue or dispose of, any shares of common stock, options or warrants to acquire shares of common stock, or any related security or instrument, without the prior written consent of U.S. Bancorp Piper Jaffray Inc., for a period of 90 days after the date of this prospectus. These agreements provide exceptions for:

•	sales to underwriters pursuant to the purchase agreement;

•	sales of shares of our common stock under our existing employee stock option plans; and

•	certain other exceptions.

Some of the underwriters or their affiliates have provided from time to time, and expect to provide in the future, investment banking, financial advisory and other related services to us and our affiliates, for which they have received and may continue to receive customary fees and commissions.

To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than have been sold to them by us. The underwriters may elect to cover any such short position by purchasing shares of common stock in the open market or by exercising the over-allotment option granted to the underwriters. In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

In connection with this offering, some underwriters may also engage in passive market making transactions in the common stock on the Nasdaq National Market. Passive market making consists of displaying bids on the Nasdaq National Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M issued by the Securities and Exchange Commission limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

A prospectus in electronic format is being made available over the Internet or on web sites maintained by one or more of the lead underwriters of this offering and may be made available over the Internet or on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

LEGAL MATTERS

Hughes & Luce, LLP in Dallas, Texas will pass upon the validity of the shares of common stock offered under this prospectus. Various legal matters relating to this offering will be passed upon for the underwriters by Faegre & Benson LLP in Minneapolis, Minnesota.

EXPERTS

The consolidated financial statements of Advanced Neuromodulation Systems, Inc. at December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the Nasdaq National Market. For further information on obtaining copies of our public filings from the Nasdaq National Market, please call 212-656-5060.

We have filed a registration statement on Form S-3 and related exhibits with the SEC under the Securities Act of 1933. The registration statement contains additional information about us and the securities. You may inspect the registration statement and exhibits without charge and obtain copies from the SEC at prescribed rates at the location described above.

We “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we file subsequently with the SEC will automatically update the information contained in this prospectus. We incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after initial filing of the registration statement that contains this prospectus and prior to the time that we sell all the securities offered by this prospectus:

•	Our 2001 Annual Report on Form 10-K, filed with the SEC on April 1, 2002;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002;

•	Our Current Report on Form 8-K filed with the SEC on January 30, 2002; and

•	The description of our common stock contained in the Registration Statement on Form SB-2, dated September 28, 1995, and any amendment or reports filed to update that description.

A statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document that is also incorporated herein modifies or replaces such statement. Any statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a free copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost by writing or telephoning us at the following address:

Advanced Neuromodulation Systems, Inc.
6501 Windcrest Drive
Plano, Texas 75024
(972) 309-8000
Attn: Executive Vice President-Finance

INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Auditors	F-2
Consolidated Balance Sheets
December 31, 2000 and 2001 and March 31, 2002 (Unaudited)	F-3
Consolidated Statements of Income
Years Ended December 31, 1999, 2000 and 2001 and the three months ended March 31, 2001 and 2002 (Unaudited)	F-4
Consolidated Statements of Cash Flows
Years Ended December 31, 1999, 2000 and 2001 and the three months ended March 31, 2001 and 2002 (Unaudited)	F-5
Consolidated Statements of Stockholders’ Equity
Years Ended December 31, 1999, 2000 and 2001 and the three months, ended March 31, 2002 (Unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT AUDITORS

The Board of Directors

Advanced Neuromodulation Systems, Inc.

We have audited the accompanying consolidated balance sheets of Advanced Neuromodulation Systems, Inc. and subsidiaries (the Company) as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Advanced Neuromodulation Systems, Inc. and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

Dallas, Texas

February 6, 2002

ADVANCED NEUROMODULATION SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
			March 31,
	2000	2001	2002

			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$9,528,721	$9,785,325	$8,394,778
Certificates of deposit with maturities over 90 days at purchase	1,040,000	—	—
Marketable securities	1,030,318	2,151,722	2,424,348
Receivables:
Trade accounts, less allowance for doubtful accounts of $213,249 in 2000, $124,111 in 2001 and $113,216 in 2002	5,164,231	6,493,772	7,435,606
Interest and other	734,550	235,594	297,763

Total receivables	5,898,781	6,729,366	7,733,369

Inventories:
Raw materials	3,432,335	4,685,586	5,044,287
Work-in-process	1,075,111	1,723,419	2,087,593
Finished goods	2,580,193	3,339,840	3,322,367

Total inventories	7,087,639	9,748,845	10,454,247

Deferred income taxes	1,282,072	1,726,517	1,084,110
Current income tax receivable	359,953	678,341	1,353,832
Prepaid expenses and other current assets	1,064,850	685,169	541,517

Total current assets	27,292,334	31,505,285	31,986,201

Equipment and fixtures:
Furniture and fixtures	2,900,149	3,400,909	3,505,890
Machinery and equipment	6,585,774	8,550,504	8,810,642
Leasehold improvements	1,525,542	1,610,810	1,596,978

	11,011,465	13,562,223	13,913,510
Less accumulated depreciation and amortization	4,390,113	6,353,920	6,895,709

Net equipment and fixtures	6,621,352	7,208,303	7,017,801

Goodwill, net of accumulated amortization of $2,847,824 in 2000 and $3,404,427 in 2001 and 2002	7,963,840	7,407,237	7,407,237
Patents and licenses, net of accumulated amortization of $674,220 in 2000 and $1,045,106 in 2001 and $1,141,848 in 2002	3,104,254	5,368,213	5,299,436
Purchased technology from acquisitions, net of accumulated amortization of $1,533,334 in 2000, $1,800,000 in 2001 and $1,866,667 in 2002	2,466,666	2,200,000	2,133,333
Trademarks, net of accumulated amortization of $718,745 in 2000, $843,736 in 2001 and $874,984 in 2002	1,781,255	1,656,264	1,630,609
Other assets, net of accumulated amortization of $221,320 in 2000, $392,033 in 2001 and $425,172 in 2002	334,865	519,783	574,388

	$49,564,566	$55,865,085	$56,049,005

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,269,102	$1,835,037	1,489,881
Accrued salary and employee benefit costs	1,293,065	2,112,127	1,195,461
Accrued tax abatement liability	969,204	969,204	969,204
Customer deposits	543,885	1,042,690	807,440
Warranty reserve	422,182	383,477	316,113
Other accrued expenses	487,230	204,151	228,041
Current maturities of long-term note payable	29,601	52,325	53,560
Income taxes payable	67,240	—	—

Total current liabilities	5,081,509	6,599,011	5,059,700

Deferred income taxes	2,354,170	2,316,796	2,283,505
Long-term note payable	211,681	137,397	123,468
Non-current customer deposits	1,475,393	—	—
Commitments and contingencies
Stockholders’ equity:
Common stock, $.05 par value
Authorized — 25,000,000 shares; Issued — 8,883,059 in 2000, 9,071,868 shares in 2001, and 9,134,979 shares in 2002	444,153	453,593	456,749
Additional capital	34,469,471	38,670,248	39,602,020
Retained earnings	6,539,223	7,709,290	8,546,266
Accumulated other comprehensive income (loss), net of tax benefit of $42,883 in 2000, $10,949 in 2001, and $11,698 in 2002	(83,241)	(21,250)	(22,703)
Cost of common shares in treasury; 119,100 in 2000	(927,793)	—	—

Total stockholders’ equity	40,441,813	46,811,881	48,582,332

	$49,564,566	$55,865,085	$56,049,005

See accompanying notes to consolidated financial statements.

ADVANCED NEUROMODULATION SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

				Three Months Ended
	Years Ended December 31,			March 31,

	1999	2000	2001	2001	2002

				(unaudited)
Net revenue	$26,879,019	$31,826,998	$37,916,435	$8,340,810	$11,472,646
Net revenue-contract research and development	8,900,000	—	—	—	—

Total net revenue	35,779,019	31,826,998	37,916,435	8,340,810	11,472,646

Operating expenses:
Cost of revenue	11,927,260	14,699,633	15,675,436	3,572,789	4,514,160
Sales and marketing	6,290,004	6,851,022	9,055,932	2,056,978	2,895,890
Research and development	4,096,506	3,854,084	4,928,432	1,147,530	1,292,703
General and administrative	3,808,263	4,243,720	3,957,867	918,429	1,302,872
Amortization of other intangibles	631,085	676,508	933,257	173,169	227,796
Amortization of goodwill	556,604	556,604	556,604	139,151	—

	27,309,722	30,881,571	35,107,528	8,008,046	10,233,421

Income from operations	8,469,297	945,427	2,808,907	332,764	1,239,225
Other income (expense):
Acquisition related costs	—	—	(483,766)	(483,766)	—
Interest expense	(147,061)	(59,015)	(24,346)	(10,460)	(4,306)
Investment and other income, net	834,027	604,570	482,417	148,302	73,506

	686,966	545,555	(25,695)	(345,924)	69,200

Income (loss) before income taxes	9,156,263	1,490,982	2,783,212	(13,160)	1,308,425
Income taxes (benefit)	3,339,341	658,524	1,265,466	(6,899)	471,449

Net income (loss)	$5,816,922	$832,458	$1,517,746	$(6,261)	$836,976

Net income (loss) per share:
Basic	$.67	$.10	$.17	$(.00)	$.09

Diluted	$.64	$.09	$.15	$(.00)	$.08

See accompanying notes to consolidated financial statements.

ADVANCED NEUROMODULATION SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Three Months Ended
	Years Ended December 31,			March 31,

	1999	2000	2001	2001	2002

				(unaudited)
Cash flows from operating activities:
Net income (loss)	$5,816,922	$832,458	$1,517,746	$(6,261)	$836,976
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	1,091,994	1,636,857	1,932,452	449,966	541,789
Amortization	1,187,689	1,233,112	1,489,861	312,320	227,796
Deferred income taxes	(79,443)	(330,804)	(455,003)	(33,292)	609,863
Non-operating gain included in net income	(47,389)	(33,509)	—	—	—
Increase in inventory reserve	112,500	111,144	107,880	—	—
Changes in operating assets and liabilities:
Receivables	(1,295,739)	(486,949)	(1,027,050)	99,483	(1,004,003)
Inventories	(4,277,363)	270,190	(2,672,605)	(908,046)	(705,402)
Current income tax receivable	—	(359,953)	(318,388)	359,953	(675,491)
Prepaid expenses and other current assets	(426,357)	144,880	564,866	817,883	113,534
Customer deposits	1,368,018	(1,071,372)	(706,916)	(317,563)	(235,250)
Income taxes payable	(1,481,786)	82,848	1,580,025	82,989	535,655
Accounts payable	892,536	(1,348,526)	493,227	597,528	(345,156)
Accrued expenses	648,505	9,892	553,380	(700,345)	(960,141)
Deferred revenue	(559,200)	—	—	—	—

Total adjustments	(2,866,035)	(142,190)	1,541,729	760,876	(1,896,806)

Net cash provided by (used in) operating activities	2,950,887	690,268	3,059,475	754,615	(1,059,830)

Cash flows from investing activities:
Purchases of certificates of deposit with maturities over 90 days	—	(1,425,000)	—	—	—
Proceeds from certificates of deposits with maturities over 90 days	—	385,000	1,040,000	385,000	—
Purchases of marketable securities	(380,000)	(808,760)	(3,896,199)	(1,032,487)	(830,964)
Net proceeds from sales of marketable securities	466,217	564,194	2,876,720	500,000	556,136
Additions to equipment, fixtures and patent licenses	(5,637,896)	(1,653,194)	(3,108,055)	(1,203,079)	(442,468)
Net proceeds from sale of assets in 2000 and discontinued operations in 1999	6,354,965	600	—	—	—

Net cash provided by (used in) investing activities	803,286	(2,937,160)	(3,087,534)	(1,350,566)	(717,296)

Cash flows from financing activities:
Decrease in short-term obligations	(3,633,475)	—	—	—	—
Payment of long-term notes	—	(28,718)	(47,807)	(11,163)	(12,694)
Proceeds from long-term note payable	—	270,000	—	—	—
Net proceeds from private placement of common stock	—	400,000	—	—	—
Exercise of stock options and warrants	573,272	1,929,450	1,004,914	129,936	399,273
Purchase of treasury stock	(4,752,311)	—	—	—	—

Net cash provided by (used in) financing activities	(7,812,514)	2,570,732	957,107	118,323	386,579

Net increase (decrease) in cash and cash equivalents	(4,058,341)	323,840	929,048	(477,628)	(1,390,547)
Net cash used by Hi-tronics in December 2000 (see Note 3)	—	—	(672,444)	(672,444)	—
Cash and cash equivalents at beginning of period	13,263,222	9,204,881	9,528,721	9,528,721	9,785,325

Cash and cash equivalents at end of period	$9,204,881	$9,528,721	$9,785,325	$8,378,649	$8,394,778

Supplemental cash flow information is presented below:
Income taxes paid	$4,902,411	$1,138,685	$815,000	$—	$—

Interest paid	$147,061	$59,015	$24,346	$7,319	$4,306

Stock issued for patents and intangible assets	$—	$—	$2,426,662	$2,426,662	$—

See accompanying notes to consolidated financial statements.

ADVANCED NEUROMODULATION SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Three Years Ended December 31, 2001 and the Three Months Ended March 31, 2002

					Other
	Common Stock			Retained	Comprehensive		Total
			Additional	Earnings	Income	Treasury	Stockholders’
	Shares	Amount	Capital	(Deficit)	(Loss)	Stock	Equity

Balance at December 31, 1998	8,883,059	$444,153	$35,331,237	$(110,157)	$(130,760)	$(765,424)	$34,769,049
Net income	—	—	—	5,816,922	—	—	5,816,922
Adjustment to unrealized losses on marketable securities	—	—	—	—	(91,821)	—	(91,821)

Comprehensive income							5,725,101

Issuance of 162,068 shares from treasury for stock option exercises	—	—	(954,221)	—	—	1,527,493	573,272
Purchase of 602,275 treasury shares, at cost	—	—	—	—	—	(4,752,311)	(4,752,311)
Tax benefit from stock option exercises	—	—	221,096	—	—	—	221,096

Balance at December 31, 1999	8,883,059	444,153	34,598,112	5,706,765	(222,581)	(3,990,242)	36,536,207
Net income	—	—	—	832,458	—	—	832,458
Adjustment to unrealized losses on marketable securities	—	—	—	—	139,340	—	139,340

Comprehensive income							971,798

Issuance of 32,900 shares from treasury for private placement	—	—	100,000	—	—	300,000	400,000
Issuance of 337,941 shares from treasury for stock option and warrant exercises	—	—	(832,999)	—	—	2,762,449	1,929,450
Tax benefit from stock option exercises	—	—	604,358	—	—	—	604,358

Balance at December 31, 2000	8,883,059	444,153	34,469,471	6,539,223	(83,241)	(927,793)	40,441,813
Net income	—	—	—	1,517,746	—	—	1,517,746
Net loss of Hi-tronics for December 2000
(see Note 3)	—	—	—	(347,679)	—	—	(347,679)
Adjustment to unrealized losses on marketable securities	—	—	—	—	61,991	—	61,991

Comprehensive income							1,232,058

Compensation expense resulting from changes to Hi-tronics stock options in December 2000	—	—	37,029	—	—	—	37,029
Issuance of shares for stock option exercises	188,809	9,440	995,474	—	—	—	1,004,914
Tax benefit from stock option exercises	—	—	1,669,405	—	—	—	1,669,405
Issuance of 119,100 shares from treasury for acquisition	—	—	1,498,869	—	—	927,793	2,426,662

Balance at December 31, 2001	9,071,868	453,593	38,670,248	7,709,290	(21,250)	—	46,811,881
Net income	—	—	—	836,976	—	—	836,976
Adjustment to unrealized losses on marketable securities	—	—	—	—	(1,453)	—	(1,453)

Comprehensive income							835,523

Issuance of shares for stock option exercises	63,111	3,156	396,117	—	—	—	399,273
Tax benefit from stock option exercises	—	—	535,655	—	—	—	535,655

Balance at March 31, 2002 (unaudited)	9,134,979	$456,749	$39,602,020	$8,546,266	$(22,703)	$—	$48,582,332

See accompanying notes to consolidated financial statements.

ADVANCED NEUROMODULATION SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information subsequent to December 31, 2001, and Information for the three months ended March 31, 2001 and 2002 is unaudited)

(1) Business

Advanced Neuromodulation Systems, Inc. (the “Company” or “ANS”) designs, develops, manufactures and markets implantable neuromodulation devices. ANS devices are used primarily to manage chronic severe pain. ANS revenues are derived primarily from sales throughout the United States, Europe and Australia.

On January 2, 2001, the Company acquired the assets (primarily intellectual property consisting of patents) of Implantable Devices Limited Partnership (IDP) and ESOX Technology Holdings, LLC (ESOX), two privately held Minnesota companies. See Note 3.

On January 2, 2001, the Company completed the acquisition of Hi-tronics Designs, Inc. (HDI), a privately-held contract developer and original equipment manufacturer (O.E.M.) of electromechanical devices with headquarters in Budd Lake, New Jersey. See Note 3.

The research and development, manufacture, sale and distribution of medical devices is subject to extensive regulation by various public agencies, principally the Food and Drug Administration and corresponding state, local and foreign agencies. Product approvals and clearances can be delayed or withdrawn for failure to comply with regulatory requirements or the occurrence of unforeseen problems following initial marketing.

In addition, ANS neuromodulation products are purchased primarily by hospitals and other users who then bill various third-party payors including Medicare, Medicaid, private insurance companies and managed care organizations. These third-party payors reimburse fixed amounts for services based on a specific diagnosis. The impact of changes in third-party payor reimbursement policies and any amendments to existing reimbursement rules and regulations that restrict or terminate the eligibility of ANS products could have an adverse impact on the Company’s financial condition and results of operations.

(2) Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Advanced Neuromodulation Systems, Inc. and all of its subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

Revenue Recognition

The Company recognizes revenue from neuro product sales when the goods are shipped to its customers. The Company recognizes revenue from custom manufactured products at HDI when the goods are shipped to the customer. HDI also develops products for certain customers under fixed price research and development contracts. HDI recognizes revenue under such development contracts based upon the percentage-of-

ADVANCED NEUROMODULATION SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

completion method. Measurement of progress to completion is based upon costs incurred and estimated total costs. In certain cases, HDI will undertake a development project on a cost plus basis. In these cases, the Company invoices and recognizes revenue for actual time and material expended on the project at predetermined hourly billing rates and markups.

Marketable Securities

The Company’s marketable securities and debt securities are classified as available-for-sale and are carried at fair value with the unrealized gains and losses reported in a separate component of stockholders’ equity entitled “Other comprehensive income”. The cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income. Realized gains and losses and declines in value judged to be other than temporary are included in other income. The cost of securities sold is based on the specific identification method. Interest and dividends are included in investment income.

Inventories

Inventories are recorded at the lower of standard cost or market. Standard cost approximates actual cost determined on the first-in, first-out (“FIFO”) basis. Cost includes the acquisition cost of raw materials and components, direct labor and overhead.

Equipment and Fixtures

Equipment and fixtures are stated at cost. Additions and improvements extending asset lives are capitalized while maintenance and repairs are expensed as incurred. The cost and accumulated depreciation of assets sold or retired are removed from the accounts and any gain or loss is reflected in the statement of income.

Depreciation is provided using the straight-line method over the estimated useful lives of the various assets as follows:

Leasehold improvements	3 to 5 years
Furniture and fixtures	2 to 10 years
Machinery and equipment	3 to 10 years

Intangible Assets

The excess of cost over the net assets of acquired businesses (“goodwill”) was amortized on a straight-line basis through December 31, 2001 over the estimated useful life of 20 years. Beginning January 1, 2002, goodwill is no longer amortized but is subject to annual impairment tests. (See New Accounting Standards).

The cost of purchased technology related to acquisitions is based on appraised values at the date of acquisition and is amortized on a straight-line basis over the estimated useful life (15 years) of such technology.

The cost of purchased trademarks is based on appraised values at the date of acquisition and is amortized on a straight-line basis over the estimated useful life (20 years) of such trademarks.

The cost of purchased patents is amortized on a straight-line basis over the estimated useful life (17 years) of such patents. The cost of certain licensed patents is amortized on a straight-line basis over the estimated useful life (20 years) of such patents. Costs of patents that are the result of internal development are charged to current operations.

ADVANCED NEUROMODULATION SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company assesses the recoverability of all its intangible assets primarily based on its current and anticipated future undiscounted cash flows. At December 31, 2001 and March 31, 2002, the Company does not believe there has been any impairment of its intangible assets.

Research and Development

Product development costs including start-up and research and development are charged to operations in the year in which such costs are incurred.

Advertising

Advertising expense is charged to operations in the year in which such costs are incurred. Total advertising expense, included in sales and marketing expense was $40,440, $24,716 and $20,592 for the years ended December 31, 1999, 2000 and 2001, respectively, and $5,916 and $21,877 for the three months ended March 31, 2001 and 2002, respectively.

Deferred Taxes

Deferred income taxes are recorded based on the liability method and represent the tax effect of the differences between the financial and tax basis of assets and liabilities other than goodwill.

Stock-Based Compensation

The Company has adopted the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, which disclosures are presented in Note 7, “Stockholders’ Equity”. Because of this election, the Company continues to account for its stock-based compensation plans under APB No. 25, “Accounting for Stock Issued to Employees”. All of the Company’s stock option grants are at exercise prices equal to the fair market value of the Company’s stock on the date of grant, and therefore, no compensation expense is recorded.

Income Per Share

Basic income per share is computed based only on the weighted average number of common shares outstanding during the period, and the dilutive effect of stock options and warrants is excluded. Diluted income per share is computed using the additional dilutive effect, if any, of stock options and warrants using the treasury stock method based on the average market price of the stock during the period. Basic income per share for the years ended December 31, 1999, 2000 and 2001 and for the three months ended March 31, 2001 and 2002 are based upon 8,679,952, 8,507,048, 8,926,985, 8,894,795 and 9,107,985 shares, respectively. Diluted income per share for the twelve months ended December 31, 1999, 2000, and 2001 and for the three

ADVANCED NEUROMODULATION SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

months ended March 31, 2001 and 2002 are based upon 9,105,289, 9,398,934, 9,917,007, 8,894,795 and 10,292,947 shares, respectively. The following table presents the reconciliation of basic and diluted shares:

				Three Months Ended
	Years Ended December 31,			March 31,

	1999	2000	2001	2001	2002

Weighted-average shares outstanding (basic shares)	8,679,952	8,507,048	8,926,985	8,894,795	9,107,985
Effect of dilutive instruments(1)
Stock options	406,701	847,349	990,022	—	1,184,962
Warrants	18,636	44,537	—	—	—

Dilutive potential common shares	425,337	891,886	990,022	—	1,184,962

Diluted shares	9,105,289	9,398,934	9,917,007	8,894,795	10,292,947

(1)	See Note 7 for a description of these instruments.

The incremental shares used for dilutive income per share relate to stock options and warrants whose exercise price was less than the average market price in the underlying quarterly computations. Options to purchase 24,750 shares at an average price of $19.79 per share were outstanding in 2001, 12,975 shares at an average price of $15.38 per share were outstanding in 2000, and 250 shares at an average price of $8.94 per share were outstanding in 1999, but were not included in the computation of diluted income per share because the options’ exercise prices were greater than the average market price of the common shares and, therefore, the effect would be antidilutive. For the three months ended March 31, 2001, no shares were included for stock options because the effect would be antidilutive. For the three months ended March 31, 2002, all stock options were included in the computation of diluted income per share since all exercise prices were less than the average market price of the common shares for the three-month period.

Comprehensive Income

Statement of Financial Accounting Standards No. 130 — “Reporting Comprehensive Income” — requires unrealized gains or losses on the Company’s available for sale securities, and, for 2001, the effect of the change in fiscal year end of a company acquired (see Note 3) to be included in “Other comprehensive income” and be reported in the Consolidated Statements of Stockholders’ Equity.

New Accounting Standards

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (“SFAS 133”), “Accounting for Derivative Instruments and Hedging Activities.” SFAS 133 requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS 133, as amended by SFAS 138, is effective for fiscal years beginning after June 15, 2000. The adoption of SFAS 133 as of January 1, 2001 did not have an impact on the financial position or results of operations of the Company because the Company has no derivatives or hedges.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 (“SFAS 141”), “Business Combinations” and Statement of Financial Accounting Standards No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets”. SFAS 141 and SFAS 142 are effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment

ADVANCED NEUROMODULATION SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

tests in accordance with the statements. The Company has determined that its goodwill at December 31, 2001 is unimpaired and eliminated amortization of the goodwill effective January 1, 2002. The Company recorded an expense of $556,604 in each of the three years ended December 31, 1999, 2000 and 2001 for amortization of goodwill. For the three months ended March 31, 2001, the Company recorded an expense of $139,151 for amortization of goodwill.

The pro forma impact on net income (loss) and net income (loss) per share is as follows:

				Three Months Ended
	Year ended December 31,			March 31,

	1999	2000	2001	2001	2002

Reported net income (loss)	$5,816,922	$832,458	$1,517,746	$(6,261)	$836,976
Goodwill amortization	556,604	556,604	556,604	139,151	—

Adjusted net income (loss)	$6,373,526	$1,389,062	$2,074,350	$132,890	$836,976

Basic net income (loss) per share:
Reported	$0.67	$0.10	$0.17	$(.00)	$0.09
Goodwill amortization	0.06	0.06	0.06	0.01	—

Adjusted	$0.73	$0.16	$0.23	$0.01	$0.09

Diluted net income (loss) per share:
Reported	$0.64	$0.09	$0.15	$(.00)	$0.08
Goodwill amortization	0.06	0.06	0.06	0.01	—

Adjusted	$0.70	$0.15	$0.21	$0.01 (1)	$0.08

(1)	Pro forma diluted shares for the three months ended March 31, 2001 include 894,160 shares related to the effect of dilutive stock options.

Interim Periods

The consolidated balance sheet at March 31, 2002 and the consolidated statements of income and cash flows for the three-month periods ended March 31, 2001 and 2002, and the consolidated statement of stockholders’ equity for the three-month period ended March 31, 2002, together with the related notes, are unaudited, but, in the opinion of management of the Company, include all adjustments (which consist of normal recurring accruals) necessary to present fairly, in all material respects, the financial condition at March 31, 2002 and the results of operations and cash flows for the Company for the three-month periods ended March 31, 2001 and 2002.

Reclassification

Certain prior period amounts have been reclassified to conform to current-year presentation.

(3) Acquisitions

On January 2, 2001, the Company acquired the assets of Implantable Devices Limited Partnership (IDP) and ESOX Technology Holdings, LLC (ESOX), two privately held Minnesota companies, for 119,100 shares of the Company’s common stock. Based on the closing price of ANS common stock on December 29, 2000, the value of the stock issued to acquire the assets was $2.43 million. The assets purchased consisted primarily of intellectual property and technology for the fully implantable constant rate infusion pump that ANS has developed. Prior to the acquisition, the Company had licensed rights to the technology only for pain and cancer therapy applications.

ADVANCED NEUROMODULATION SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Also on January 2, 2001, the Company completed the acquisition of Hi-tronics Designs, Inc. (HDI), a privately-held contract developer and original equipment manufacturer (O.E.M.) of electromechanical devices with headquarters in Budd Lake, New Jersey. The Company acquired all of HDI’s outstanding stock through a merger in exchange for 1,104,725 shares of ANS common stock. The transaction was accounted for on a pooling of interests basis and accordingly, prior periods have been restated. HDI developed and manufactured the Company’s totally implantable pulse generator (IPG) used in the treatment of chronic intractable pain and was also the O.E.M. manufacturer of the transmitter used with the Company’s Renew radio-frequency spinal cord stimulation system.

Prior to the Company’s acquisition of HDI, HDI’s fiscal year ended on November 30. The Consolidated Balance Sheet at December 31, 2000 combines the Balance Sheet of HDI at November 30, 2000 with the Balance Sheet of the Company at December 31, 2000. Beginning in 2001, the fiscal year-ends have been conformed to December 31. As a result, the results of operations of HDI for the one-month period ending December 31, 2000 have been recorded directly to retained earnings in the Consolidated Statement of Stockholders’ Equity for the period ended December 31, 2001 and are not reflected in the Consolidated Statements of Income. Summary operating results of HDI for this one-month period ending December 31, 2000, were as follows:

Net revenue	$119,481
Loss before income tax benefit	(591,600)
Net loss	(347,679)

For the one-month period ended December 31, 2000, cash flows for HDI were as follows:

Net cash used by operating activities	$(647,210)
Net cash used by investing activities	(14,516)
Net cash used by financing activities	(10,718)

Net decrease in cash	$(672,444)

The following is a reconciliation of previously reported amounts with restated amounts for total net revenue and net income:

	1999	2000

Total net revenue:
As previously reported by the Company	$29,478,384	$23,081,624
HDI, for the year ended November 30	7,989,177	10,366,270
Elimination of intercompany transactions	(1,688,542)	(1,620,896)

As restated	$35,779,019	$31,826,998

	1999	2000

Net income:
As previously reported by the Company	$6,003,281	$953,644
HDI, for the year ended November 30	328,073	28,833
Elimination of intercompany transactions	(514,432)	(150,019)

As restated	$5,816,922	$832,458

Prior to January 2, 2001, the Company and HDI, in the normal course of business, entered into certain transactions for development and manufacture related to the Company’s products. These intercompany transactions have been eliminated.

ADVANCED NEUROMODULATION SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(4) Note Payable

In connection with the acquisition of HDI (See Note 3), the Company assumed responsibility for a note payable which had a principal balance of $189,722 at December 31, 2001 and $177,028 at March 31, 2002. The note was entered into during March 2000, has a five-year term, and bears interest at a fixed rate of 9% per annum. The monthly installments for principal and interest are $5,623. The loan is collateralized by equipment purchased from the proceeds of the note and accounts receivable of HDI. Maturities of the note payable are as follows: $52,325 in 2002, $57,304 in 2003, $62,738 in 2004 and $17,355 in 2005.

(5) Marketable Securities

The following is a summary of available-for-sale securities at December 31, 2000:

		Gross	Gross
		Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

Investment grade preferred security	$250,000	$—	$89,380	$160,620
Investment grade municipal bonds	808,760	—	—	808,760
Real estate investment trust	97,682	—	36,744	60,938

	$1,156,442	$—	$126,124	$1,030,318

At December 31, 2000, no individual security represented more than 45% of the total portfolio or 1% of total assets. The Company did not have any investments in derivative financial instruments at December 31, 2000.

The following is a summary of available-for-sale securities at December 31, 2001:

		Gross	Gross
		Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

FNMA and Federal Home Loan Bank notes	$1,038,783	$—	$10,034	$1,028,749
Investment grade municipal bonds	1,047,456	258	4,241	1,043,473
Real estate investment trust	97,682	—	18,182	79,500

	$2,183,921	$258	$32,457	$2,151,722

Estimated fair value for the real estate investment trust is determined by the closing price as reported on the New York Stock Exchange at each financial reporting period. In the case of the investment grade municipal bonds and FNMA and Federal Home Loan Bank notes, the brokerage firms holding such bonds and notes provide the values at each reporting period by utilizing a standard pricing service.

At December 31, 2001, no individual security represented more than 25% of the total portfolio or 1% of total assets. The Company did not have any investments in derivative financial instruments at December 31, 2001.

The following is a summary of available-for-sale securities at March 31, 2002:

		Gross	Gross
		Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

FNMA and Federal Home Loan Bank notes	$951,451	$—	$10,633	$940,818
Investment grade municipal bonds	1,409,616	177	12,888	1,396,905
Real estate investment trust	97,682	—	11,057	86,625

	$2,458,749	$177	$34,578	$2,424,348

ADVANCED NEUROMODULATION SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Estimated fair value for the real estate investment trust is determined by the closing price as reported on the New York Stock Exchange at each financial reporting period. In the case of the investment grade municipal bonds and FNMA and Federal Home Loan Bank notes, the brokerage firms holding such bonds and notes provide the values at each reporting period by utilizing a standard pricing service.

At March 31, 2002, no individual security represented more than 20% of the total portfolio or 1% of total assets. The Company did not have any investments in derivative financial instruments at March 31, 2002.

(6) Federal Income Taxes

The significant components of the net deferred tax liability were as follows:

	December 31,
			March 31,
	2000	2001	2002

Deferred tax assets:
Net operating loss carry forwards	$—	$670,128	$94,127
Accrued expenses and reserves	842,593	870,720	885,827
Marketable securities	42,883	10,949	11,246

Total deferred tax assets	885,476	1,551,797	991,200

Deferred tax liabilities:
Purchased intangible assets	(1,116,851)	(1,388,255)	(1,353,006)
Equipment and fixtures	(723,862)	(895,390)	(617,869)
Other	(116,861)	141,569	(219,720)

Total deferred tax liabilities	(1,957,574)	(2,142,076)	(2,190,595)

Net deferred tax liabilities	$(1,072,098)	$(590,279)	$(1,199,395)

As of December 31, 2001, the Company had a net operating loss carry forward of approximately $1.8 million which expires in years through 2022. As a result of the enactment of certain tax law changes during the first quarter, the Company will carry back approximately $1.6 million of net operating losses resulting in carry forwards which consist primarily of net operating losses acquired from HDI. This net operating loss carry forward may be subject to Section 382 of the Internal Revenue Code or other provisions which may limit the use of the net operating loss carry forward in any tax year.

The provision (benefit) for income taxes consists of the following:

				Three Months
	Years Ended December 31,			Ended March 31,

	1999	2000	2001	2001	2002

Current	$3,755,113	$841,390	$1,747,285	$—	$(99,491)
Deferred	(415,772)	(182,866)	(481,819)	(6,899)	570,940

	$3,339,341	$658,524	$1,265,466	$(6,899)	$471,449

ADVANCED NEUROMODULATION SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A reconciliation of the provision (benefit) for income taxes to the expense (benefit) calculated at the U.S. statutory rate follows:

				Three Months
	Years Ended December 31,			Ended March 31,

	1999	2000	2001	2001	2002

Income tax expense (benefit) at statutory rate	$3,113,129	$506,934	$946,292	$(4,474)	$444,865
Tax effect of:
State taxes	183,625	4,581	42,959	(350)	32,711
Nondeductible amortization of goodwill	189,211	189,279	189,245	47,311	—
Other	(146,624)	(42,270)	86,970	(49,386)	(6,127)

Income tax expense (benefit)	$3,339,341	$658,524	$1,265,466	$(6,899)	$471,449

(7) Stockholders’ Equity

The Company has a Shareholder’s Rights Plan, adopted in 1996 and amended in 2002, which permits shareholders to purchase shares of the Company’s common stock at significant discounts in the event a person or group acquires more than 15% of the Company’s common stock or announces a tender or exchange offer for more than 20% of the Company’s common stock.

At December 31, 2000, the Company had 119,100 treasury shares. These shares were reissued on January 2, 2001 in connection with the acquisition of assets. See Note 3.

In 1998, the Company issued a five-year warrant to purchase 100,000 shares of common stock at an exercise price of $6.50 per share in connection with a $2,000,000 loan from a nonaffiliate shareholder. The warrant was exercised by the nonaffiliate shareholder in December 2000.

The Company has various stock option plans pursuant to which stock options may be granted to key employees, officers, directors and advisory directors of the Company. The most recent of the plans, approved by the shareholders during 2000 (the “2000 Plan”), reserved 500,000 shares of common stock for options under the plan. In accordance with the 2000 Plan, on January 1 of each year (commencing in 2001), the aggregate number of shares of common stock reserved for options under the 2000 Plan is increased by the same percentage that the total number of issued and outstanding shares of common stock increased from the preceding January 1 to the following December 31 (if such percentage is positive). On January 1, 2002, options to purchase 95,538 shares of common stock were added to the 2000 Plan.

Several of the plans allow for the grant of incentive stock options to key employees and officers intended to qualify for preferential tax treatment under Section 422 of the Internal Revenue Code of 1986. Under all of the Company’s plans, the exercise price of options granted must equal or exceed the fair market value of the common stock at the time of the grant. Options granted to employees and officers expire ten years from the date of grant and for the most part are exercisable one-fourth each year over a four-year period of continuous service. Options granted to directors and advisory directors expire six years from the date of grant and for the most part are exercisable one-fourth each year over a four-year period of continuous service. Certain options, however, have a two-year or three-year vesting schedule.

At December 31, 2001, under all of the Company’s stock option plans, 1,669,175 shares had been granted and were outstanding, 2,234,997 shares of common stock had been issued upon exercise, and 74,402 shares were reserved for future grants.

At March 31, 2002, under all of the Company’s stock option plans, 1,978,814 shares had been granted and were outstanding, 2,298,108 shares of common stock had been issued upon exercise, and 61,334 shares were reserved for future grants.

ADVANCED NEUROMODULATION SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Data with respect to stock option plans of the Company are as follows:

Options Outstanding			Exercisable Options

		Weighted Average		Weighted Average
	Shares	Exercise Price	Shares	Exercise Price

January 1, 1999	1,068,215	$4.82	465,340	$4.58
Granted	447,102	$7.08
Exercised	(162,068)	$3.99
Forfeited	(18,000)	$8.14

January 1, 2000	1,335,249	$5.63	563,333	$5.11
Granted	422,332	$14.21
Exercised	(237,674)	$5.50
Forfeited	(55,270)	$6.88

January 1, 2001	1,464,637	$8.08	607,664	$5.23
Granted	413,500	$12.51
Exercised	(188,809)	$5.58
Forfeited	(20,153)	$8.70

December 31, 2001	1,669,175	$9.44	750,215	$6.61
Granted	383,000	$28.53
Exercised	(63,111)	$6.50
Forfeited	(10,250)	$14.69

March 31, 2002	1,978,814	$13.20	819,829	$7.71

Options Outstanding at December 31, 2001				Exercisable Options at
				December 31, 2001
		Weighted Average
		Remaining Life	Weighted Average		Weighted Average
Range of Exercise Price	Shares	(Years)	Exercise Price	Shares	Exercise Price

$ 3.50 - 6.99	803,259	6.95	$5.46	625,384	$5.27
$ 7.00 - 10.49	88,959	8.30	$8.83	26,873	$8.52
$10.50 - 13.99	379,100	9.11	$11.13	24,275	$12.62
$14.00 - 17.49	274,607	8.57	$14.49	61,558	$14.49
$17.50 - 21.00	123,250	9.28	$19.37	12,125	$19.25

	1,669,175	7.95	$9.44	750,215	$6.61

Options Outstanding at March 31, 2002				Exercisable Options at
				March 31, 2002
		Weighted Average
		Remaining Life	Weighted Average		Weighted Average
Range of Exercise Price	Shares	(Years)	Exercise Price	Shares	Exercise Price

$ 3.50 - 6.99	750,759	6.71	$5.47	627,884	$5.38
$ 7.00 - 10.49	84,723	8.05	$8.81	31,262	$8.71
$10.50 - 13.99	369,600	8.86	$11.13	44,650	$11.91
$14.00 - 17.49	273,232	8.32	$14.49	73,158	$14.65
$17.50 - 21.00	117,500	9.03	$19.35	17,875	$19.61
$21.01 - 25.50	—	—	—	—	—
$25.51 - 30.00	383,000	9.89	28.53	25,000	28.53

	1,978,814	8.14	$13.20	819,829	$7.71

ADVANCED NEUROMODULATION SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In accordance with APB No. 25, the Company has not recorded compensation expense for its stock option awards. As required by SFAS No. 123, the Company provides the following disclosure of hypothetical values for these awards. The weighted-average fair value of an option granted in 2001, 2000 and 1999 was $6.24, $5.76 and $2.73, respectively. For purposes of fair market value disclosures, the fair market value of an option grant was estimated using the Black-Scholes option pricing model with the following assumptions:

				Three Months Ended
	Years Ended December 31,			March 31,

	1999	2000	2001	2001	2002

Risk-free interest rate	5.5%	5.9%	4.4%	4.6%	4.4%
Average life of options (years)	3.0	3.0	3.0	3.0	3.0
Volatility	49.1%	52.4%	74.5%	72.5%	73.7%
Dividend Yield	—	—	—	—	—

Had the compensation expense been recorded based on these hypothetical values, pro forma net income (loss) for the years ended December 31, 1999, 2000 and 2001 and the three months ended March 31, 2001 and 2002 would have been $4,812,553, $(436,109), $(95,632), $(394,624) and $370,473, respectively, and pro forma diluted net income (loss) per common share for the years ended December 31, 1999, 2000 and 2001 and the three months ended March 31, 2001 and 2002 would have been $.53, $(.05), $(.01), $(.04) and $.04, respectively.

(8) Commitments and Contingencies

On February 1, 1999, the Company sold its principal office and manufacturing facility in Allen, Texas to Atrion Corporation. Atrion leased space to the Company at the rate of $48,125 per month from February 1, 1999 through May 31, 1999. The Company entered into a sixty-three month lease agreement on 40,000 square feet of space located in the North Dallas area during February 1999. The Company relocated its operations to the leased facility in May 1999 and the rental period under the lease commenced on June 1, 1999. Under the terms of the lease agreement, the Company received three months free rent and the monthly rental rate for the remaining term of the lease is $48,308. The monthly rental rate includes certain operating expenses such as property taxes on the facility, insurance, landscape and maintenance and janitorial services. The Company also has the first right of refusal to acquire the facility. Future minimum rental payments relating to the leased facility for the years ended December 31 are $579,696 in 2002 and 2003 and $386,464 in 2004.

The Company also leases facilities in New Jersey as a result of the January 2001 acquisition of HDI. One of the facilities, located in Budd Lake, New Jersey is 8,800 square feet of office space that is used for administration, design engineering, drafting, documentation and regulatory affairs. The lease expires on May 31, 2003 and has a monthly rental rate of $10,891. The Company also leases 15,000 square feet of space in Hackettstown, New Jersey used for the O.E.M. manufacturing operations. The Hackettstown lease, which expires on December 31, 2002, has a monthly rental rate of $9,636 and is renewable for two additional one-year periods. In addition, during January 2001, the Company leased 2,200 square feet of additional space in the Hackettstown facility adjacent to the 15,000 square feet of manufacturing space until June 30, 2002 at a monthly rental rate of $2,269. Future minimum rental payments relating to the leased facilities for HDI for the years ended December 31 are $259,938 in 2002 and $54,455 in 2003.

The Company leases transportation equipment under non-cancelable operating leases until May 2002. Future minimum rental payments under non-cancelable transportation leases until the expiration of the leases in May 2002 are $5,889 as of December 31, 2001.

ADVANCED NEUROMODULATION SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company leases office equipment under non-cancelable operating leases expiring through 2004. Monthly payments on the office equipment leases are $3,600. Future minimum rental payments under non-cancelable equipment leases until the expiration of the leases are $41,000 in 2002, $29,000 in 2003 and $5,000 in 2004.

Total rent expense for facilities, transportation and office equipment for the years ended December 31, 1999, 2000 and 2001 was $736,536, $791,192 and $858,761, respectively. Total rent expense for facilities, transportation and office equipment for the three months ended March 31, 2001 and 2002 was $231,287 and $260,625, respectively.

The Company is a party to product liability claims related to ANS neurostimulation devices. Product liability insurers have assumed responsibility for defending the Company against these claims. While historically product liability claims for ANS neurostimulation devices have not resulted in significant monetary liability for the Company beyond its insurance coverage, there can be no assurances that the Company will not incur significant monetary liability to the claimants if such insurance is inadequate, and there can be no assurance that the Company’s neurostimulation business and future ANS product lines will not be adversely affected by these product liability claims.

Except for such product liability claims, the Company is not currently a party to any other pending legal proceeding. The Company maintains general liability insurance against risks arising out of the normal course of business.

(9) Financial Instruments, Risk Concentration and Major Customers

In the United States, the Company’s accounts receivable from its Neuro Products segment are due primarily from hospitals and distributors located throughout the country. Internationally, the Company’s accounts receivable from its Neuro Products segment are due primarily from distributors located in Europe and Australia. For the HDI O.E.M. segment, all of the accounts receivable are due from privately held and publicly traded medical device companies based in the United States. The Company generally does not require collateral for trade receivables. The Company maintains an allowance for doubtful accounts based upon expected collectibility. Any losses from bad debts have historically been within management’s expectations.

Net sales of implantable neurostimulation systems to one major customer for each of the years ended December 31, as a percentage of net revenue from the Neuro Products segment were as follows: 2001 — 15% and 2000 — 14%. Net sales of implantable neurostimulation systems to two major customers for the year ended December 31, 1999, as a percentage of net revenue from the Neuro Products segment were 15% and 11%, respectively.

Net sales of implantable neurostimulation systems to one major customer for the three months ended March 31, 2001 as a percentage of net revenue from the Neuro Products segment was 17%. Net sales of implantable neurostimulation systems to two major customers for the three months ended March 31, 2002 as a percentage of net revenue from the Neuro Products segment were 16% and 12%, respectively.

Net sales of O.E.M. products and services to three major customers for the year ended December 31, 2001, as a percentage of net revenue from the HDI O.E.M. segment were 60%, 17% and 11%, respectively. Net sales of O.E.M. products and services to three major customers for the year ended December 31, 2000, as a percentage of net revenue from the HDI O.E.M. segment were 49%, 24% and 17%, respectively. Net sales of O.E.M. products and services to four major customers for the year ended December 31, 1999, as a percentage of net revenue from the HDI O.E.M. segment were 27%, 27%, 19% and 12%, respectively.

Net sales of O.E.M. products and services to two major customers for the three months ended March 31, 2001 as a percentage of net revenue from the HDI O.E.M. segment were 60% and 24%, respectively. Net

ADVANCED NEUROMODULATION SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

sales of O.E.M. products and services to two major customers for the three months ended March 31, 2002 as a percentage of net revenue from the HDI O.E.M. segment were 54% and 31%, respectively.

Foreign sales, primarily Europe and Australia, for the years ended December 31, 1999, 2000 and 2001 and the three months ended March 31, 2001 and 2002 were approximately 7%, 7%, 10%, 10% and 10% of net revenue from the Neuro Products segment, respectively. The HDI O.E.M. segment had no foreign sales for the years ended December 31, 1999, 2000 and 2001 and the three months ended March 31, 2001 and 2002.

(10) Employee Benefit Plans

The Company has a defined contribution retirement savings plan (the “Plan”) available to substantially all employees of its Neuro Products segment. The Plan permits employees to elect salary deferral contributions of up to 15% of their compensation and requires the Company to make matching contributions equal to 50% of the participants’ contributions to a maximum of 6% of the participants’ compensation. As a result of the acquisition of HDI, the Company also has a defined contribution retirement savings plan (the “HDI Plan”) available to substantially all employees of HDI. The HDI Plan permits employees to elect salary deferral contributions of up to 15% of their eligible compensation, subject to statutory limitations, and requires the Company to make matching contributions equal to 100% of the participants’ contributions to a maximum of 5% of the participants’ eligible compensation. The Board of Directors may change the percentage of matching contribution under either of the plans at their discretion. The expense of the Company’s contribution for the years ended December 31 was $230,410 in 1999, $270,987 in 2000 and $305,091 in 2001 and for the three months ended March 31 was $84,704 in 2001 and $98,678 in 2002.

(11) Sale of Facility/ Accrued Tax Abatement Liability

In January 1998, the Company sold its cardiovascular operations to Atrion Corporation, and granted Atrion a nine-month option to acquire the Company’s principal office and manufacturing facility in Allen, Texas for $6.5 million. During October 1998, Atrion exercised its option to acquire the facility. When the facility was built in 1993, the Company entered a ten-year agreement with the City of Allen granting tax abatements to the Company if a minimum job base and personal property base were maintained in the City of Allen. The agreement provided for the repayment of abated taxes if the Company defaulted under the agreement. During 1998 the Company recorded a pretax expense of $969,204 in connection with the abated taxes. In April 1999, the Company was successful in petitioning the City of Allen to assign the abatement agreement to Atrion. In July 1999, the Company, Atrion and the City of Allen executed an assignment agreement under which Atrion (as successor in interest to the Company) must continue to meet the conditions of the original tax abatement agreement until August 2003. The City preserved its rights to collect previously abated taxes if Atrion fails to comply with its obligations any time prior to August 2003. The Company retains monetary liability for the amount of abated taxes, even after assignment, because pursuant to the purchase and sale agreement with Atrion, the Company indemnified Atrion from any tax abatement liabilities that accrued to the City of Allen prior to the sale of the cardiovascular operations in January 1998. If Atrion meets the minimum requirements under the agreement until August 2003, then no payment will be required. If no payment is required, the Company intends to reverse the potential obligation of $969,204 in September 2003.

On February 1, 1999, the sale of the facility to Atrion was consummated. The Company repaid the mortgage debt on the facility at the closing of the transaction. After repayment of the mortgage debt and expenses related to the transaction, the Company received $2.7 million of net proceeds. No material gain or loss was recorded on the sale of the facility except related to the tax abatement liability described above. The Company moved its operations to a 40,000 square foot leased facility in the North Dallas area during May 1999. Until such time, the Company leased space from Atrion at a monthly expense of $48,175 and paid

ADVANCED NEUROMODULATION SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Atrion fifty percent of certain operating expenses. The expense of moving and transitioning into the new leased facility was immaterial.

(12) Product Development Agreement

In June 1998, the Company entered an agreement with Sofamor Danek Group, Inc. (“Sofamor Danek”) under which the Company agreed to develop and manufacture for Sofamor Danek, products and systems for use in deep brain stimulation (“DBS”). DBS products provide electrical stimulation to certain areas of the brain and are intended to relieve the effects of various nervous system disorders, such as Parkinson’s Disease and Essential Tremor. Under terms of the agreement, the Company granted Sofamor Danek exclusive worldwide rights to use, market and sell the DBS products developed and manufactured by ANS. The Company received a cash payment of $4 million upon execution of the agreement that was being recognized into income as revenue based upon the estimated percentage of completion of the development project. During the year ended December 31, 1998, the Company recognized $3.1 million into income as revenue. Due to the termination of the agreement discussed below, the remaining $900,000 was recognized into income as revenue during January 1999 and is included in the Statements of Income for the year ended December 31, 1999. The agreement also called for ANS to receive four additional payments of $2 million each, to be recognized into income upon the satisfactory completion of certain domestic and international regulatory milestones over the next several years.

In December 1998, the Company and Sofamor Danek agreed to terminate the June 1998 DBS agreement due to the impending merger of Sofamor Danek and Medtronic, the Company’s sole competitor in the DBS market. Under the termination agreement, Sofamor Danek agreed to accelerate payments due the Company in the amount of $8 million and the Company agreed to release Sofamor Danek from further contractual obligations. The Company received the $8 million payment from Sofamor Danek in January 1999. The $8 million payment was recognized into revenue during January 1999 and is included in the Statements of Income for the year ended December 31, 1999.

(13) Segment Information

The Company operates in two business segments. The Neuro Products segment designs, develops, manufactures and markets implantable medical devices that are used to manage chronic intractable pain and other disorders of the central nervous system through the delivery of electrical current or drugs directly to targeted nerve fibers. The HDI O.E.M. segment provides contract development and O.E.M. manufacturing of electromechanical devices.

Segment data for the year ended December 31, 1999 is as follows:

	Neuro		Intercompany	Consolidated
	Products	HDI O.E.M.	Eliminations	Total

Revenue from external customers	$29,478,384	$6,300,635	$—	$35,779,019
Intersegment revenues	$—	$1,688,542	$(1,688,542)	$—
Segment income from operations	$8,842,197	$432,900	$(805,800)	$8,469,297
Segment assets	$43,554,774	$5,804,304	$(952,152)	$48,406,926

ADVANCED NEUROMODULATION SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Segment data for the year ended December 31, 2000 is as follows:

	Neuro		Intercompany	Consolidated
	Products	HDI O.E.M.	Eliminations	Total

Revenue from external customers	$23,081,624	$8,745,374	$—	$31,826,998
Intersegment revenues	$—	$1,620,896	$(1,620,896)	$—
Segment income from operations	$1,108,894	$67,985	$(231,452)	$945,427
Segment assets	$45,371,687	$7,391,078	$(3,198,199)	$49,564,566

Segment data for the year ended December 31, 2001 is as follows:

	Neuro		Intercompany	Consolidated
	Products	HDI O.E.M.	Eliminations	Total

Revenue from external customers	$27,460,618	$10,455,817	$—	$37,916,435
Intersegment revenues	$—	$2,862,652	$(2,862,652)	$—
Segment income from operations	$1,040,036	$1,768,871	$—	$2,808,907
Segment assets	$51,246,012	$6,847,014	$(2,227,941)	$55,865,085

Segment data for the three months ended March 31, 2001 is as follows:

	Neuro		Intercompany	Consolidated
	Products	HDI O.E.M.	Eliminations	Total

Revenue from external customers	$6,338,303	$2,002,507	$—	$8,340,810
Intersegment revenues	$—	$397,992	$(397,992)	$—
Segment income from operations	$204,367	$128,397	$—	$332,764
Segment assets	$48,104,649	$6,547,082	$(3,437,637)	$51,214,094

Segment data for the three months ended March 31, 2002 is as follows:

	Neuro		Intercompany	Consolidated
	Products	HDI O.E.M.	Eliminations	Total

Revenue from external customers	$8,988,419	$2,484,227	$—	$11,472,646
Intersegment revenues	$—	$1,135,360	$(1,135,360)	$—
Segment income from operations	$757,717	$481,508	$—	$1,239,225
Segment assets	$52,674,926	$6,887,338	$(3,513,259)	$56,049,005

Advanced Neuromodulation Systems

Simplifying the Treatment of Chronic Pain

Genesis™

IPG Neurostimulation System

Genesis

Renew®

RF Neurostimulation System

ANS

ANS

LIFE GETS BETTER

2,500,000 Shares

ADVANCED NEUROMODULATION SYSTEMS, INC.

Common Stock

PROSPECTUS

U.S. Bancorp Piper Jaffray

CIBC World Markets

Gerard Klauer Mattison

, 2002

PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.     Other Expenses of Issuance and Distribution.

Registration fee	$7,515
NASD filing fee	8,668
Legal fees and expenses	130,000	*
Accounting fees and expenses	75,000	*
Printing and engraving expenses	100,000	*
Transfer agent fees and expenses	2,000	*
Miscellaneous expenses	15,000	*

Total	$338,183	*

*	Estimated

We will pay all of the above expenses.

Item 15.     Indemnification of Directors and Officers.

Consistent with the Texas Business Corporation Act, our Articles of Incorporation include a provision eliminating or limiting director liability to us or our shareholders for monetary damages arising from certain acts or omissions in the director’s capacity as a director. In addition, we maintain insurance on behalf of our directors and executive officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of such status.

Item 16.     Exhibits.

The following exhibits are filed as part of this registration statement:

*1	.1	—	Form of Purchase Agreement
2.1		—	Agreement and Plan of Merger, dated as of November 30, 2000, by and among Advanced Neuromodulation Systems, Inc., ANS Acquisition Corp. and Hi-tronics Designs, Inc., filed as an exhibit to the Company’s Current Report on Form 8-K dated January 9, 2001, and incorporated herein by reference. Upon request, the Company will furnish a copy of any omitted schedule to the Commission.
4.1		—	Rights Agreement, dated as of August 30, 1996, between Quest Medical, Inc. and KeyCorp Shareholder Services, Inc. as Rights Agent, filed as an exhibit to the Company’s Current Report on Form 8-K dated September 3, 1996, and incorporated herein by reference.
4.2		—	Amendment to Rights Agreement, dated as of January 25, 2002 between Advanced Neuromodulation Systems, Inc. and Computershare Investor Services LLC (formerly KeyCorp Shareholder Services, Inc.) as Rights Agent, filed as an exhibit to the Company’s Current Report on Form 8-K dated January 30, 2002, and incorporated herein by reference.
*5	.1	—	Opinion of Hughes & Luce, LLP
*23	.1	—	Consent of Hughes & Luce, LLP (included in Exhibit 5.1)
23.2		—	Consent of Ernst & Young LLP
24.1		—	Power of Attorney (included in Part II of this registration statement)

* Previously filed.

Item 17.     Undertakings.

(a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plano, State of Texas, on May 1, 2002.

ADVANCED NEUROMODULATION SYSTEMS, INC.

By:	/s/ CHRISTOPHER G. CHAVEZ

Christopher G. Chavez
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment to registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ CHRISTOPHER G. CHAVEZ Christopher G. Chavez	President, Chief Executive Officer and Director (Principal Executive Officer)	May 1, 2002

/s/ F. ROBERT MERRILL III F. Robert Merrill III	Executive Vice President-Finance, Treasurer and Secretary (Principal Financial and Accounting Officer)	May 1, 2002

* Hugh M. Morrison	Chairman of the Board of Directors	May 1, 2002

* Robert C. Eberhart	Director	May 1, 2002

Joseph E. Laptewicz, Jr.	Director

* A. Ronald Lerner	Director	May 1, 2002

* Richard D. Nikolaev	Director	May 1, 2002

* Michael J. Torma	Director	May 1, 2002

*	F. Robert Merrill III, by signing his name hereto, does hereby sign this document on behalf of each of the above named officers and/or directors of the Company pursuant to powers of attorney duly executed by such persons.

By	/s/ F. ROBERT MERRILL III

F. Robert Merrill III

Attorney-in-fact

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Christopher G. Chavez and F. Robert Merrill III his or her true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, any and all supplemental registration statements (including post-effective amendments), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Commission, and hereby grants to such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement or amendment thereto has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ CHRISTOPHER G. CHAVEZ Christopher G. Chavez	President, Chief Executive Officer and Director (Principal Executive Officer)	April 24, 2002

/s/ F. ROBERT MERRILL III F. Robert Merrill III	Executive Vice President-Finance, Treasurer and Secretary (Principal Financial and Accounting Officer)	April 24, 2002

/s/ HUGH M. MORRISON Hugh M. Morrison	Chairman of the Board of Directors	April 24, 2002

/s/ ROBERT C. EBERHART Robert C. Eberhart	Director	April 24, 2002

Joseph E. Laptewicz, Jr.	Director

/s/ A. RONALD LERNER A. Ronald Lerner	Director	April 24, 2002

/s/ RICHARD D. NIKOLAEV Richard D. Nikolaev	Director	April 24, 2002

/s/ MICHAEL J. TORMA Michael J. Torma	Director	April 24, 2002

INDEX TO EXHIBITS

Exhibit
Number			Description of Exhibits

*1	.1	—	Form of Purchase Agreement
2.1		—	Agreement and Plan of Merger, dated as of November 30, 2000, by and among Advanced Neuromodulation Systems, Inc., ANS Acquisition Corp. and Hi-tronics Designs, Inc., filed as an exhibit to the Company’s Current Report on Form 8-K dated January 9, 2001, and incorporated herein by reference. Upon request, the Company will furnish a copy of any omitted schedule to the Commission.
4.1		—	Rights Agreement, dated as of August 30, 1996, between Quest Medical, Inc. and KeyCorp Shareholder Services, Inc. as Rights Agent, filed as an exhibit to the Company’s Current Report on Form 8-K dated September 3, 1996, and incorporated herein by reference.
4.2		—	Amendment to Rights Agreement, dated as of January 25, 2002 between Advanced Neuromodulation Systems, Inc. and Computershare Investor Services LLC (formerly KeyCorp Shareholder Services, Inc.) as Rights Agent, filed as an exhibit to the Company’s Current Report on Form 8-K dated January 30, 2002, and incorporated herein by reference.
*5	.1	—	Opinion of Hughes & Luce, LLP
*23	.1	—	Consent of Hughes & Luce, LLP (included in Exhibit 5.1)
23.2		—	Consent of Ernst & Young LLP
24.1		—	Power of Attorney (included in Part II of this registration statement)

  *     Previously filed.